UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

March 31, 2022

1

2

Report on the review of quarterly information

To

Shareholders, Board of Director and Officers of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Cosan S.A. (“Company”) for the quarter ended March 31, 2022, comprising the statement of financial position as of March 31, 2022 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three month period then ended, including the explanatory notes.

Officers are responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

3

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 3.1, due to change in the accounting policy adopted by the Company in 2022, the corresponding figures for the three-month period ended March 31, 2021, presented for comparison purposes, were adjusted and restated as provided for in NBC TG 23 – Políticas Contábeis, Mudanças de Estimativa e Retificação de Erro. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2022, prepared under Company’s Officers responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, according with the criteria of NBC TG 09 and consistently with the overall individual and consolidated interim financial information.

São Paulo, May 13, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Clinton L. Fernandes

Accountant CRC-1SP205541/O-2

4

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	5.1	1,068,787	1,718,077	12,083,132	16,174,130
Marketable securities	5.2	532,777	893,087	4,341,475	4,372,696
Trade receivables	5.3	—	—	3,056,157	2,580,776
Derivative financial instruments	5.10	126,079	54,963	260,371	194,878
Inventories	7	—	—	1,048,660	1,149,304
Receivables from related parties	5.5	135,743	135,924	106,347	98,280
Income tax receivable		230,076	222,981	475,278	442,957
Other current tax receivable	6	32,533	33,616	1,829,546	921,472
Dividends receivable		211,454	540,091	108,583	519,965
Sector financial assets	5.9	—	—	454,138	489,601
Other financial assets	5.4	—	—	388	466
Other current assets		141,125	124,851	430,541	348,658
Total current assets		2,478,574	3,723,590	24,194,616	27,293,183
Trade receivables	5.3	—	—	160,576	165,077
Marketable securities	5.2	—	—	44,436	15,311
Restricted cash	5.2	31,937	31,181	60,725	58,990
Deferred tax assets	14	827,505	777,686	3,017,882	3,051,628
Receivables from related parties	5.5	396,667	393,440	314,917	318,211
Income tax receivable		—	—	421,475	344,059
Other non-current tax receivable	6	43,412	42,932	1,159,098	1,879,695
Judicial deposits	15	435,845	431,591	888,313	923,061
Derivative financial instruments	5.10	1,665,244	2,507,893	2,644,087	4,538,048
Sector financial assets	5.9	—	—	94,955	68,709
Other non-current assets		69,750	67,613	183,624	179,598
Other financial assets	5.4	—	—	189,128	319,727
Investments in subsidiaries and associates	8.1	15,452,112	14,787,469	395,551	780,067
Investments in joint venture	9	11,444,873	10,936,663	11,444,873	10,936,663
Property, plant and equipment	10.1	51,244	53,007	17,373,461	16,648,553
Intangible assets and goodwill	10.2	1,961	1,804	20,796,070	17,781,498
Contract asset	10.3	—	—	807,748	705,982
Right-of-use assets	10.4	32,690	34,171	7,925,368	7,947,267
Investment properties	10.5	—	—	3,889,956	3,886,696
Total non-current assets		30,453,240	30,065,450	71,812,243	70,548,840
Total assets		32,931,814	33,789,040	96,006,859	97,842,023

The accompanying notes are an integral part of these interim financial statements.

5

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Liabilities
Loans, borrowings and debentures	5.6	41,929	269,793	3,821,515	4,241,368
Lease liabilities	5.8	8,446	8,423	427,989	405,820
Derivative financial instruments	5.10	159,870	31,202	1,318,706	925,650
Trade payables	5.7	1,577	4,506	3,137,134	3,253,504
Employee benefits payables		36,531	57,393	402,981	552,991
Income tax payables		8,695	4,013	49,796	71,224
Other taxes payable	13	133,538	134,956	542,008	536,220
Dividends payable		754,282	754,282	921,502	799,634
Concessions payable	12	—	—	161,584	160,771
Payables to related parties	5.5	1,009,811	302,607	430,992	287,609
Sector financial liabilities	5.9	—	—	82,380	85,866
Other financial liabilities	5	—	—	675,538	726,423
Other current liabilities		369,030	368,188	854,684	909,956
Total current liabilities		2,523,709	1,935,363	12,826,809	12,957,036
Loans, borrowings and debentures	5.6	7,274,723	7,894,463	36,234,054	41,417,669
Lease liabilities	5.8	29,020	31,624	2,865,773	2,861,858
Derivative financial instruments	5.10	383,536	110,278	715,430	150,511
Other taxes payable	13	142,698	141,423	148,448	146,889
Provision for legal proceedings	15	376,361	361,859	1,712,599	1,644,061
Concessions payable	12	—	—	2,965,727	2,893,477
Provision for uncovered liability of associates	8.1	196,621	356,442	—	—
Payables to related parties	5.5	5,539,285	7,397,822	—	—
Post-employment benefits	22	253	219	652,901	669,475
Deferred tax liabilities	14	—	—	4,742,269	3,818,056
Sector financial liabilities	5.9	—	—	1,427,193	1,286,417
Deferred revenue		—	—	113,071	36,440
Other non-current liabilities		818,177	818,610	1,044,909	1,090,112
Total non-current liabilities		14,760,674	17,112,740	52,622,374	56,014,965
Total liabilities		17,284,383	19,048,103	65,449,183	68,972,001
Shareholders' equity	16
Share capital		6,365,853	6,365,853	6,365,853	6,365,853
Treasury shares		(69,223)	(69,064)	(69,223)	(69,064)
Additional paid-in capital		(1,673,787)	(1,690,235)	(1,673,787)	(1,690,235)
Accumulated other comprehensive loss		(141,594)	(521,609)	(141,594)	(521,609)
Retained earnings		10,655,992	10,655,992	10,655,992	10,655,992
Profit for the period		510,190	—	510,190	—
Equity attributable to:
Owners of the Company		15,647,431	14,740,937	15,647,431	14,740,937
Non-controlling interests	8.3	—	—	14,910,245	14,129,085
Total shareholders' equity		15,647,431	14,740,937	30,557,676	28,870,022
Total shareholders' equity and liabilities		32,931,814	33,789,040	96,006,859	97,842,023

The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company		Consolidated
	Note	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021 (Restated)
Net sales	18	—	—	7,904,887	4,715,799
Cost of sales	19	—	—	(6,189,236)	(3,506,146)
Gross profit		—	—	1,715,651	1,209,653
Selling expenses	19	—	—	(176,389)	(158,655)
General and administrative expenses	19	(65,192)	(47,337)	(385,826)	(227,329)
Other income (expenses), net	20	(28,611)	(25,040)	(100,716)	(28,926)
Operating income (expenses)		(93,803)	(72,377)	(662,931)	(414,910)
Result before equity in earnings of investees, finance results and taxes		(93,803)	(72,377)	1,052,720	794,743
Interest in earnings in subsidiaries and associates	8.1	662,580	954,353	11,399	(1,194)
Interest in earnings of joint venture		82,792	(54,936)	82,792	254,801
Equity in earnings of investees		745,372	899,417	94,191	253,607
Finance expense		(309,687)	(202,357)	(734,188)	(171,818)
Finance income		50,012	36,325	579,076	191,152
Foreign exchange, net		1,582,295	(729,972)	2,754,031	(991,459)
Net effect of derivatives		(1,513,819)	590,696	(3,120,883)	590,214
Finance results, net	21	(191,199)	(305,308)	(521,964)	(381,911)
Profit before taxes		460,370	521,732	624,947	666,439
Income taxes	14
Current		—	—	(31,575)	399,860
Deferred		49,820	117,075	(17,536)	(358,036)
		49,820	117,075	(49,111)	41,824
Profit for the period		510,190	638,807	575,836	708,263
Profit attributable to:
Owners of the Company		510,190	638,807	510,190	638,807
Non-controlling interests		—	—	65,646	69,456
		510,190	638,807	575,836	708,263
Earnings per share	17
Basic				R$0.2730	R$0.3685
Diluted				R$0.2721	R$0.3662

The accompanying notes are an integral part of these interim financial statements.

7

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Profit for the period	510,190	638,807	575,836	708,263
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	364,374	244,947	294,358	272,535
Loss on cash flow hedges	(2,930)	(255,795)	(2,764)	(256,387)
Actuarial gain with defined benefit plan net of tax	17,120	—	17,120	—
Change in fair value of financial assets	1,451	139	225	139
Total other comprehensive (loss) income, net of tax	380,015	(10,709)	308,939	16,287
Total comprehensive income for the period	890,205	628,098	884,775	724,550
Total comprehensive income attributable to:
Owners of the Company	890,205	628,098	890,205	628,098
Non-controlling interests	—	—	(5,430)	96,452
	890,205	628,098	884,775	724,550

The accompanying notes are an integral part of these interim financial statements

8

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022
Profit for the period	—	—	—	—	—	—	—	—	—	510,190	510,190	65,646	575,836
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(2,930)	—	—	—	—	—	(2,930)	166	(2,764)
Foreign currency translation differences	—	—	—	—	364,374	—	—	—	—	—	364,374	(70,016)	294,358
Actuarial income on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets	—	—	—	—	1,451	—	—	—	—	—	1,451	(1,226)	225
Total comprehensive income (loss) for the period	—	—	—	—	380,015	—	—	—	—	510,190	890,205	(5,430)	884,775
Transactions with owners of the Company
Contributions and distributions:
Share-based compensation - settled in shares	—	(159)	—	(6,946)	—	—	—	—	—	—	(7,105)	(1,079)	(8,184)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(18,007)	(18,007)
Business combination (Note 8.2)	—	—	—	—	—	—	—	—	—	—	—	917,783	917,783
Transactions with share-based compensation	—	—	—	17,179	—	—	—	—	—	—	17,179	5,662	22,841
Total contributions and distributions	—	(159)	—	10,233	—	—	—	—	—	—	10,074	904,359	914,433
Changes in ownership interests
Change of shareholding interest in subsidiary (Note 8.1/ 8.3)	—	—	—	6,215	—	—	—	—	—	—	6,215	(117,769)	(111,554)
Total changes in ownership interests	—	—	—	6,215	—	—	—	—	—	—	6,215	(117,769)	(111,554)
Total transactions with owners of the Company	—	(159)	—	16,448	—	—	—	—	—	—	16,289	786,590	802,879
At March 31, 2022	6,365,853	(69,223)	737	(1,674,524)	(141,594)	348,753	9,872,037	171,021	264,181	510,190	15,647,431	14,910,245	30,557,676

The accompanying notes are an integral part of these interim financial statements.

9

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the period	—	—	—	—	—	—	—	—	—	638,807	638,807	69,456	708,263
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(255,795)	—	—	—	—	—	(255,795)	(592)	(256,387)
Foreign currency translation differences	—	—	—	—	244,947	—	—	—	—	—	244,947	27,588	272,535
Change in fair value of financial assets	—	—	—	—	139	—	—	—	—	—	139	—	139
Total comprehensive income (loss) for the period	—	—	—	—	(10,709)	—	—	—	—	638,807	628,098	96,452	724,550
Transactions with owners of the Company
Contributions and distributions:
Capital increase	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,750	1,750
Cancellation of treasury shares	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share-based compensation - settled in shares	—	645	—	1,543	—	—	—	—	—	—	2,188	—	2,188
Proposed dividends	—	—	—	—	—	—	—	—	—	—	—	(3,407)	(3,407)
Treasury shares acquired	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Transactions with share-based compensation	—	—	—	1,564	—	—	—	—	—	—	1,564	964	2,528
Total contributions and distributions	638,375	492,783	—	(2,035,825)	—	—	(496,916)	—	—	—	(1,401,583)	10,835,441	9,433,858
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	(3,288)	—	—	—	—	—	—	(3,288)	(21,582)	(24,870)
Total changes in ownership interests	—	—	—	(3,288)	—	—	—	—	—	—	(3,288)	(21,582)	(24,870)
Total transactions with owner of the Company	638,375	492,783	—	(2,039,113)	—	—	(496,916)	—	—	—	(1,404,871)	10,813,859	9,408,988
At March 31, 2021	6,365,853	(91,158)	737	(2,979,197)	(263,319)	42,593	5,837,511	171,021	348,044	638,807	10,070,892	11,568,460	21,639,352

The accompanying notes are an integral part of these interim financial statements.

10

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Cash flows from operating activities
Profit before taxes		460,370	521,732	624,947	666,439
Adjustments for:
Depreciation and amortization	19	3,690	2,474	754,862	311,311
Interest in earnings of associates	8.1	(662,580)	(954,353)	(11,399)	1,194
Interest in earnings of joint venture	9	(82,792)	54,936	(82,792)	(254,801)
Loss (gain) on disposals assets		—	—	9,272	(316)
Share-based payment		15,244	2,689	25,734	6,177
Legal proceedings provision, receivables and tax installments	20	13,973	24,013	93,837	35,459
Interest and exchange, net		206,226	306,928	825,148	400,649
Sectorial financial assets and liabilities, net	5.9	—	—	24,646	96,608
Provisions for employee benefits		8,206	1,626	67,465	35,355
Allowance for expected credit losses		—	—	7,992	(1,079)
Recovering tax credits	20	—	—	(28,771)	—
Other		13,033	26	(20,362)	(37,995)
		(24,630)	(39,929)	2,290,579	1,259,001
Changes in:
Trade receivables		—	—	(477,799)	(45,005)
Inventories		—	—	57,692	(6,828)
Other current tax, net		(11,969)	(15,252)	(16,822)	98,432
Income tax		18,754	12,349	(143,674)	(97,078)
Related parties, net		(39,981)	6,063	145,011	(16,146)
Trade payables		(2,436)	(3,156)	(154,112)	(152,515)
Employee benefits		(29,067)	(23,591)	(215,527)	(140,415)
Provision for legal proceedings		1,228	(166)	(41,343)	(19,570)
Other financial liabilities		—	—	(30,190)	(15,614)
Judicial deposits		(505)	(633)	5,304	(10,472)
Post-employment benefits		—	—	(31,388)	(7,861)
Other assets and liabilities, net		(31,341)	(22,494)	(87,391)	(3,185)
		(95,317)	(46,880)	(990,239)	(416,257)
Net cash (used in) generated from operating activities		(119,947)	(86,809)	1,300,340	842,744

Cash flows from investing activities
Capital contribution in associates		(411,374)	(1,500)	(15,000)	—
Acquisition of subsidiary, net of cash acquired		—	—	(1,211,350)	—
Sale (purchase) of marketable securities		375,133	(52,254)	125,322	1,574,984
Restricted cash		(756)	(30,012)	(2,884)	24,405
Dividends received from associates		1,419	198,020	3,407	—
Dividends received from joint venture	9	517,233	—	517,233	—
Acquisition of instruments designated at fair value		—	—	(33,807)	8
Acquisition of property, plant and equipment, intangible assets and contract assets		(603)	(65)	(1,075,612)	(467,800)
Proceeds from legal merger		—	353,601	—	8,125,855
Other		(300)	—	(300)	—
Net cash generated (used in) investing activities		480,752	467,790	(1,692,991)	9,257,452

11

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	—	—	2,075,048	583,128
Repayment of principal on loans, borrowings and debentures	5.6	—	(5,427)	(3,965,112)	(6,945,855)
Payment of interest on loans, borrowings and debentures	5.6	(402,752)	(134,759)	(990,888)	(513,490)
Payment of derivative financial instruments		(321,764)	(25,383)	(409,128)	(505,080)
Receipt of derivative financial instruments		36,432	103,738	88,249	550,961
Payment of derivative financial instruments, except debt		—	(218,809)	—	(218,809)
Receipt of derivative financial instruments, except debt		—	197,679	—	197,679
Repayment of principal on leases	5.8	(1,220)	(305)	(86,474)	(27,769)
Payment of interest on leases	5.8	(1,012)	(315)	(51,676)	(18,482)
Equity contribution from non-controlling interest		—	—	1,625	1,750
Related parties		(195,181)	(185,547)	—	—
Sale (purchase) of treasury shares		—	(4,778)	(25,084)	(34,529)
Acquisition of non-controlling interests		(6,082)	(6,675)	—	—
Dividends paid		—	—	—	(3,319)
Net cash used in financing activities		(891,579)	(280,581)	(3,363,440)	(6,933,815)
(Decrease) increase in cash and cash equivalents		(530,774)	100,400	(3,756,091)	3,166,381
Cash and cash equivalents at beginning of the period		1,718,077	1,149,267	16,174,130	4,614,053
Effect of foreign exchange rate changes		(118,516)	—	(334,907)	152,736
Cash and cash equivalents at end of the period		1,068,787	1,249,667	12,083,132	7,933,170
Additional information
Income tax paid		—	—	76,632	37,560

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions

  Recognition of interest on shareholder’s equity decided by Raízen S.A. in the amount of R$ 126,522 (R$19,221 as of March 31, 2021) and by Compass Gás e Energia in the amount of R$13,856 (There was no recognition as of March 31, 2021).

  Recognition of right-of-use in the R$52,776 (R$14,209 as of March 31, 2021) related to new lease agreements relating to new contracts falling under the leasing standard (Note 5.8).

  Acquisition of fixed assets with payment in installments in the amount of R$35,627 as of March 31, 2022 (there were no purchases in installments as of March 31, 2021).

  The subsidiary Companhia de Gás de São Paulo or “Comgás” used tax credits in the amount of R$182,098 referring to the payment of the annual adjustment for 2021, (R$47,739 as of March 31, 2021, referring to the 2020 annual adjustment payment).

  In the period ended March 31, 2022, Rumo carried out a capital increase in subsidiaries totaling R$47,906, of which R$42,820 was realized via cash and R$5,086 through investment in fixed assets. In the previous period, R$2,371,729 were fully paid up via cash.

Disclosure of interest and dividends

The Company classifies dividends and interest on shareholder’s equity received as cash flow from investing activities.

Interest received or paid is classified as cash flow in financing activities.

12

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Revenues
Sales of products and services net of returns	—	—	9,475,205	5,766,154
Other operating revenues (expenses), net	(7,186)	(1,291)	(32,054)	7,526
Allowance for doubtful accounts	—	—	(7,992)	931
	(7,186)	(1,291)	9,435,159	5,774,611
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	3,412,116	3,259,106
Materials, energy, third party services, others	37,135	47,657	2,970,367	150,534
	37,135	47,657	6,382,483	3,409,640
Gross value added	(44,321)	(48,948)	3,052,676	2,364,971
Retention
Depreciation and amortization	3,690	2,474	754,862	311,311
	3,690	2,474	754,862	311,311
Net value added	(48,011)	(51,422)	2,297,814	2,053,660
Value added transferred in
Interest in earnings of subsidiaries	662,580	954,353	11,399	(1,194)
Interest in earnings of joint ventures	82,792	(54,936)	82,792	254,801
Finance income	50,012	36,325	509,785	191,152
	795,384	935,742	603,976	444,759
Value added to be distributed	747,373	884,320	2,901,790	2,498,419
Distribution of value added
Payroll and social charges	40,445	14,431	442,454	166,138
Direct remuneration	37,763	12,217	359,872	148,297
Benefits	1,786	1,552	67,249	17,192
FGTS and others	896	662	15,333	649
Taxes and contributions	(44,478)	(112,690)	814,086	1,051,816
Federal	(46,051)	(113,539)	258,744	350,308
State	—	—	521,696	679,281
Municipal	1,573	849	33,646	22,227
Finance expense and rents	241,216	343,772	1,069,414	572,202
Interest and exchange variation	226,260	333,409	992,892	491,704
Rents	—	2,140	40,018	3,334
Others	14,956	8,223	36,504	77,164
Non-controlling interests	—	—	65,646	69,456
Profit for the period	510,190	638,807	510,190	638,807
	747,373	884,320	2,901,790	2,498,419

The accompanying notes are an integral part of these interim financial statements.

13

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-traded Company on the B3 S.A. - Brasil, Bolsa, Balcão, or “B3”, on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3”. The Company’s American Depositary Shares, or “ADSs”, are listed on the New York Stock Exchange, or “NYSE”, and traded under the symbol “CSAN”. Cosan is a corporation headquartered in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Recent developments and other events

1.1.1 Acquisition of control of Sulgás by the subsidiary Compass Um

On January 3, 2022, the subsidiary Compass Um Participações S.A. (“Compass Um”), concluded the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) for the amount of R$955,244, consequently obtaining control of the concessionaire, as detailed in note 8.2.

1.1.2 Acquisition of control of TUP Porto São Luís by the subsidiary Atlântico Participações

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the capital stock of Porto São Luís was concluded, for the amount of R$411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid for both transactions was R$804,803. With the conclusion of this stage, the Company now holds 100% of the equity interest in Porto, as detailed in note 8.2.

1.1.3 Russian-Ukrainian conflict

On February 24, 2022, Russian troops started invading Ukraine. The ongoing military attack has led, and continues to lead, to significant casualties, dislocation of the population, damage to infrastructure and disruption to economic activity in Ukraine.

In response, multiple jurisdictions, including the European Union, the United Kingdom and the United States have imposed initial tranches of economic sanctions on Russia (and in certain cases Belarus). In addition to the imposition of sanctions, a growing number of large public and private companies have announced voluntary actions to curtail business activities with Russia and Belarus. These actions include plans to dispose of assets or discontinue operations in Russia/Belarus, curtailing exports to, or imports from, these countries and discontinuing the provision of services. Moreover, the war has added to mounting concerns of a sharp global growth slowdown.

As a company that operates globally through its subsidiaries and joint venture, the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls have not materially affected the Company’s financial statements to date. The main operations that may be affected are:

     Fertilizer transported volumes;
     Unfavorable conditions for obtaining fertilizers affecting sugarcane production capacity;
     An increase in oil prices as a result of a more limited supply of Russian oil globally may also lead to a decrease of our margins and an increase in the costs of acquisition of basic inputs such as diesel oil; and
     Measures by the Brazilian government and the Brazilian Central Bank to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for our financing and investing activities.
     Rumo's acquisition of rail tracks: Rumo of rail tracks from suppliers charged other prices and not the terms required by those suppliers may be so capable of such suppliers that Rumo has not passed.

Although the Company, its subsidiaries and joint venture do not do material business in Russia or Ukraine, we closely monitor the indirect effects that the war in Ukraine could have on international supply chains, and therefore cost of inputs and overall inflation.

14

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.1.4 Senior Notes Prepayment 2025

On January 14, 2022, the Rumo subsidiary prepaid the Senior Notes 2025, in the amount of USD 500,000, equivalent to R$ 2,848,332, with original maturity in January 2025, in accordance with the conditions established in the transaction agreement signed in January 2018. The derivatives contracted to hedge the operation were settled in the same period.

17

2 Statement of compliance

These individual and consolidated interim financial statements were prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR.

The presentation of individual and consolidated Statements of Value Added (DVA) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2021 and should be read as a whole.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2021 were not fully presented in this quarterly information.

The relevant information specific to the interim financial statements, and only these, are being evidenced and that correspond to those used by Management in its management.

The Board of Directors authorized these interim financial statements for issue on May 13, 2022.

3 Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2021, except for the mentions described in the respective explanatory notes that refer to the updates and changes described in note 3.1. All balances have been rounded to the nearest thousand, unless otherwise indicated.

3.1 Changes in the presentation and classification of concession intangible assets amortization expense

The Company re-assessed its presentation of the amortization expense related to its concession intangible assets in its statement of profit or. The Company had previously presented the amortization expense related to its concession intangible assets in selling expenses. The Company elected to change the presentation of the amortization expense related to its concession intangible assets to cost of sales, as the Company believes that such presentation provides more relevant information to the users of its financial statements as it is more aligned to practices adopted by industry. This reclassification does not impact regulatory margins or key indicators used by the Company.

15

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company has recast the statement of profit or loss for prior period as follows:

	31/03/2021	Reclassification	31/03/2021 (Restated)
Net sales	4,715,799	—	4,715,799
Cost of sales	(3,369,867)	(136,279)	(3,506,146)
Gross profit	1,345,932	(136,279)	1,209,653

Selling expenses	(158,655)	—	(158,655)
General and administrative expenses	(363,608)	136,279	(227,329)
Other income (expenses), net	(28,926)	—	(28,926)
Operating expenses	(551,189)	136,279	(414,910)

Profit before equity in earnings of investees, finance results and taxes	794,743	—	794,743

Equity in earnings of investees	253,607	—	253,607

Finance results, net	(381,911)	—	(381,911)

Profit before taxes	666,439	—	666,439

Income taxes	41,824	—	41,824

Profit for the period	708,263	—	708,263

This reclassification was also reflected in the segment information, as detailed in note 4.

4 Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions regarding the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the interim financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Reported segments:

  Raízen: operates in the production of sugar, ethanol and bioenergy. Raízen is an integrated producer of energy from renewable sources, such as biomass and solar energy, and invests in technologies that will allow it to intensify the use of biomass in its portfolio. In addition, Raízen distributes and sells fuels under the “Shell” brand, supplying a network of gas stations, airport service stations and business-to-business customers in Brazil and Argentina, where it also refines oil, manufactures and sells automotive lubricants. and industrial, and produces and sells liquefied petroleum gas. Raízen's operations also include Shell Select convenience stores and OXXO proximity stores of Grupo Nós, a joint venture with FEMSA Comércio. After Raízen's corporate reorganization completed on June 1, 2021, our senior management now considers Raízen a single reportable segment. Accordingly, our previously reported segment information has been restated for all periods presented to reflect changes in reportable segments;

  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo and Rio Grande do Sul to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) commercialization of electric energy, comprising the purchase and sale of electric energy to other traders, to consumers who have free choice of supplier and to other agents permitted by legislation, (iii) other investments in the development process and corporate activities, including TRSP – Terminal de Regasificação de LNG de São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II – Empresa de Geração de Energia S.A.;

  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment.

  Cosan Corporate: management of agricultural properties, mining and logistics projects, digital platforms for logistics and financial services and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation; and

Reconciliation:

  Corporate Cosan: In addition to the Company's corporate activities, the Cosan corporate segment includes the financing subsidiaries of the Cosan group.

Although, Raízen S.A. is a joint venture recorded under the equity method and is not proportionally consolidated, senior management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly controlled company”.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	57,215,878	5,077,689	2,092,210	2,333,243	52,768	—	(57,215,878)	(15,692)	9,540,218
Domestic market (i)	57,215,878	5,077,689	1,938,927	2,277,761	52,768	—	(57,215,878)	(15,692)	9,331,453
External market (i)	—	—	153,283	55,482	—	—	—	—	208,765
Net sales	53,477,656	4,005,830	1,657,694	2,206,362	50,694	—	(53,477,656)	(15,692)	7,904,888
Cost of sales	(50,976,770)	(3,300,672)	(1,328,188)	(1,573,863)	(2,205)	—	50,976,770	15,692	(6,189,236)
Gross profit	2,500,886	705,158	329,506	632,499	48,489	—	(2,500,886)	—	1,715,652
Selling expenses	(1,170,662)	(38,470)	(129,271)	(6,310)	(2,338)	—	1,170,662	—	(176,389)
General and administrative expenses	(674,476)	(140,429)	(62,714)	(100,194)	(25,710)	(56,779)	674,476	—	(385,826)
Other income (expenses), net	50,454	(28,932)	14,871	(54,883)	(3,163)	(28,609)	(50,454)	—	(100,716)
Interest in earnings of associates	(23,060)	—	—	7,096	(58)	504,122	23,060	(499,761)	11,399
Interest in earnings of joint venture	—	—	—	—	—	82,792	—	—	82,792
Finance results, net	(645,660)	(37,376)	1,729	(500,770)	(13,990)	28,443	645,660	—	(521,964)
Finance expense	(429,626)	(319,198)	(5,622)	(348,155)	1,070	(62,283)	429,626	—	(734,188)
Finance income	175,152	267,474	10,813	243,140	5,705	51,944	(175,152)	—	579,076
Foreign exchange, net	1,999,144	277,106	48,380	890,724	(20,765)	1,558,586	(1,999,144)	—	2,754,031
Derivatives	(2,390,330)	(262,758)	(51,842)	(1,286,479)	—	(1,519,804)	2,390,330	—	(3,120,883)
Income tax (expense)benefit	235,776	22,514	(8,598)	(45,690)	(6,136)	(11,202)	(235,776)	—	(49,112)
Profit for the period	273,258	482,465	145,523	(68,252)	(2,906)	518,767	(273,258)	(499,761)	575,836
Profit (loss) attributable to:
Owners of the Company	207,834	427,656	101,891	(20,241)	(18,122)	518,767	(207,834)	(499,761)	510,190
Non-controlling interests	65,424	54,809	43,632	(48,011)	15,216	—	(65,424)	—	65,646
	273,258	482,465	145,523	(68,252)	(2,906)	518,767	(273,258)	(499,761)	575,836
Other select data
Depreciation and amortization	1,994,856	205,232	21,003	523,749	1,169	3,710	(1,994,856)	(1)	754,862
EBITDA	2,677,998	702,559	173,395	1,001,957	18,389	505,236	(2,677,998)	(499,762)	1,901,774
Additions to PP&E, intangible and contract assets	2,851,078	370,804	5,318	691,996	6,891	603	(2,851,078)	—	1,075,612

Reconciliation of EBITDA
Profit for the period	273,258	482,465	145,523	(68,252)	(2,906)	518,767	(273,258)	(499,761)	575,836
Income tax and (expense) benefit	(235,776)	(22,514)	8,598	45,690	6,136	11,202	235,776	—	49,112
Finance results, net	645,660	37,376	(1,729)	500,770	13,990	(28,443)	(645,660)	—	521,964
Depreciation and amortization	1,994,856	205,232	21,003	523,749	1,169	3,710	(1,994,856)	(1)	754,862
EBITDA	2,677,998	702,559	173,395	1,001,957	18,389	505,236	(2,677,998)	(499,762)	1,901,774

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2021 (Restated)
	Reported segments				Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	39,073,276	3,207,371	1,783,529	828,461	377	(39,073,276)	(4,083)	5,815,655
Domestic market (i)	34,213,866	3,207,371	1,627,996	828,461	377	(34,213,866)	(4,083)	5,660,122
External market (i)	4,859,410	—	155,533	—	—	(4,859,410)	—	155,533
Net sales	35,911,678	2,516,622	1,417,556	785,351	353	(35,911,678)	(4,083)	4,715,799
Cost of sales	(33,618,674)	(1,954,060)	(1,083,803)	(471,989)	(377)	33,618,674	4,083	(3,506,146)
Gross profit	2,293,004	562,562	333,753	313,362	(24)	(2,293,004)	—	1,209,653
Selling expenses	(854,308)	(26,173)	(128,739)	(3,052)	(691)	854,308	—	(158,655)
General and administrative expenses	(358,870)	(89,307)	(56,036)	(31,412)	(50,574)	358,870	—	(227,329)
Other income (expenses), net	206,944	(6,167)	12,928	(10,782)	(24,905)	(206,944)	—	(28,926)
Interest in earnings of associates	91,527	—	—	130	524,629	(91,527)	(525,953)	(1,194)
Interest in earnings of joint venture	1,989	—	—	—	254,801	(1,989)	—	254,801
Finance results, net	(541,281)	(59,806)	(51,423)	(175,677)	(95,005)	541,281	—	(381,911)
Finance expense	(39,261)	(145,108)	(7,612)	(444)	(18,653)	39,261	—	(171,817)
Finance income	173,559	149,922	2,836	19,474	18,919	(173,559)	—	191,151
Foreign exchange, net	(1,128,848)	(83,347)	(58,589)	(164,859)	(684,664)	1,128,848	—	(991,459)
Derivatives	453,269	18,727	11,942	(29,848)	589,393	(453,269)	—	590,214
Income tax (expense)benefit	(225,181)	90,030	(43,557)	(34,755)	30,106	225,181	—	41,824
Profit for the period	613,824	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Profit (loss) attributable to:
Owners of the Company	604,582	462,399	46,487	17,067	638,807	(604,582)	(525,953)	638,807
Non-controlling interests	9,242	8,740	20,439	40,747	(470)	(9,242)	—	69,456
	613,824	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Other select data
Depreciation and amortization	1,330,110	137,040	26,049	145,248	2,972	(1,330,110)	2	311,311
EBITDA	2,710,396	577,955	187,955	413,494	706,208	(2,710,396)	(525,951)	1,359,661
Additions to PP&E, intangible and contract assets	1,459,223	231,244	6,579	229,235	742	(1,459,223)	—	467,800
Reconciliation of EBITDA
Profit for the period	613,824	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Income tax and (expense) benefit	225,181	(90,030)	43,557	34,755	(30,106)	(225,181)	—	(41,824)
Finance results, net	541,281	59,806	51,423	175,677	95,005	(541,281)	—	381,911
Depreciation and amortization	1,330,110	137,040	26,049	145,248	2,972	(1,330,110)	2	311,311
EBITDA	2,710,396	577,955	187,955	413,494	706,208	(2,710,396)	(525,951)	1,359,661

(i)       Domestic markets: sales within the countries where each entity is located; external markets: sales export.

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2022
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	8,234,568	3,276,823	889,455	6,377,309	250,835	1,288,710	(8,234,568)	—	12,083,132
Marketable securities	87,530	2,190,588	218,150	1,359,262	85,084	532,827	(87,530)	—	4,385,911
Trade receivables	6,637,840	1,661,274	750,322	587,966	217,262	—	(6,637,840)	—	3,216,824
Derivative financial instruments - assets	7,491,566	123,888	—	947,865	—	1,832,705	(7,491,566)	—	2,904,458
Inventories	9,945,240	132,297	675,351	240,916	95	1	(9,945,240)	—	1,048,660
Sectorial financial assets	—	549,093	—	—	—	—	—	—	549,093
Other financial assets	267,038	2	388	—	189,126	—	(267,038)	—	189,516
Other current assets	12,603,814	1,239,541	290,658	848,964	43,653	1,256,579	(12,603,814)	(729,189)	2,950,206
Other non-current assets	7,669,732	770,450	252,445	3,121,718	1,864	2,141,531	(7,669,732)	(241,974)	6,046,034
Investments in associates	—	—	—	64,347	—	15,394,154	—	(15,062,950)	395,551
Investments in joint venture	1,354,420	—	—	—	—	11,444,873	(1,354,420)	—	11,444,873
Biological assets	3,913,958	—	—	—	—	—	(3,913,958)	—	—
Investment properties	—	—	—	—	3,889,956	—	—	—	3,889,956
Contract assets	3,178,350	784,161	23,587	—	—	—	(3,178,350)	—	807,748
Right-of-use assets	10,779,636	73,264	46,230	7,769,820	3,364	32,690	(10,779,636)	—	7,925,368
Property, plant and equipment	23,987,408	341,812	303,720	16,289,322	374,468	64,139	(23,987,408)	—	17,373,461
Intangible assets and goodwill	9,220,172	12,054,748	1,173,216	7,107,257	458,843	2,006	(9,220,172)	—	20,796,070
Loans, borrowings and debentures	(22,274,946)	(8,551,263)	(753,943)	(17,048,631)	—	(13,701,732)	22,274,946	—	(40,055,569)
Derivative financial instruments - liabilities	(8,452,526)	(316,301)	(77,716)	(1,096,712)	—	(543,407)	8,452,526	—	(2,034,136)
Trade payables	(19,059,514)	(1,631,811)	(815,318)	(686,254)	(1,894)	(1,857)	19,059,514	—	(3,137,134)
Employee benefits payable	(1,090,396)	(81,162)	(88,600)	(192,394)	(4,313)	(36,512)	1,090,396	—	(402,981)
Sectorial financial liabilities	—	(1,509,573)	—	—	—	—	—	—	(1,509,573)
Other current liabilities	(9,108,172)	(621,562)	(323,527)	(1,463,737)	(101,162)	(1,355,160)	9,108,172	229,041	(3,636,107)
Leases	(10,424,706)	(66,121)	(47,981)	(3,138,737)	(3,457)	(37,466)	10,424,706	—	(3,293,762)
Other non-current liabilities	(8,299,818)	(2,748,058)	(318,347)	(6,153,080)	(235,919)	(2,666,641)	8,299,818	742,122	(11,379,923)
Total assets (net of liabilities) allocated by segment	26,661,194	7,672,090	2,198,090	14,935,201	5,167,805	15,647,440	(26,661,194)	(15,062,950)	30,557,676
Total assets	105,371,272	23,197,941	4,623,522	44,714,746	5,514,550	33,990,215	(105,371,272)	(16,034,113)	96,006,861

Shareholders' equity attributable to:
Equity attributable to owners of the Company	24,807,360	5,927,043	1,538,816	4,467,238	3,129,844	15,647,440	(24,807,360)	(15,062,950)	15,647,431
Non-controlling interests	1,853,834	1,745,047	659,274	10,467,963	2,037,961	—	(1,853,834)	—	14,910,245
Total shareholders' equity	26,661,194	7,672,090	2,198,090	14,935,201	5,167,805	15,647,440	(26,661,194)	(15,062,950)	30,557,676

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2021

	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments - assets	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sectorial financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,558	(8,562,180)	(240,675)	6,755,240
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint venture	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Contract assets	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,153)	26,967,092	—	(45,659,036)
Derivative financial instruments - liabilities	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sectorial financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,666	(10,298,513)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022
Total assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,649	(110,136,182)	(14,704,944)	97,842,021

Shareholders' equity attributable to:
Equity attributable to owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders' equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

21

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1 Net revenue by segment

	March 31, 2022	March 31, 2021 (Restated)
Reported segment

Raízen
Ethanol	6,630,917	6,174,995
Sugar	3,839,787	3,437,927
Gas	16,139,575	10,463,228
Diesel	23,252,234	14,362,343
Cogeneration	727,321	494,691
Other	2,887,822	978,494
	53,477,656	35,911,678

Natural gas distribution
Industrial	2,641,572	1,508,875
Residential	399,893	294,334
Cogeneration	237,111	140,769
Automotive	227,082	59,859
Commercial	161,069	89,890
Construction revenue	205,769	179,282
Other	77,042	24,403
	3,949,538	2,297,412
Electricity trading	56,292	219,210
Gas and Energy	4,005,830	2,516,622

Moove
Finished goods	1,528,255	1,257,545
Base oil	93,649	128,952
Services	35,790	31,059
	1,657,694	1,417,556

Logistics
North operations	1,741,843	589,227
South operations	369,639	169,880
Container operations	94,880	26,244
	2,206,362	785,351

Cosan Investments
Land lease	50,694	—
	50,694	—

Reconciliation
Cosan Corporate	—	353
Deconsolidated effects and eliminations	(53,493,348)	(35,915,761)
Total	7,904,888	4,715,799

22

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)
5 Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	154,576	683,036	1,177,106	1,680,328
Marketable securities	5.2	532,777	893,087	4,385,911	4,388,007
Other financial assets	5.4	—	-	189,516	320,193
Derivate financial instruments	5.10	1,791,323	2,562,856	2,904,458	4,732,926
		2,478,676	4,138,979	8,656,991	11,121,454
Amortized cost
Cash and cash equivalents	5.1	914,211	1,035,041	10,906,026	14,493,802
Trade receivables	5.3	—	—	3,216,733	2,745,853
Restricted cash	5.2	31,937	31,181	60,725	58,990
Receivables from related parties	5.5	532,410	529,364	421,264	416,491
Sector financial assets	5.9	—	—	549,093	558,310
Dividends receivable		211,454	540,091	108,583	519,965
		1,690,012	2,135,677	15,262,424	18,793,411
Total		4,168,688	6,274,656	23,919,415	29,914,865
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(7,316,652)	(8,164,256)	(22,849,254)	(25,444,437)
Trade payables	5.7	(1,577)	(4,506)	(3,137,134)	(3,253,504)
Consideration payable		—	—	(234,960)	(234,960)
Other financial liabilities (i)		—	—	(675,538)	(726,423)
Lease liabilities	5.8	(37,466)	(40,047)	(3,293,762)	(3,267,678)
Railroad concession payable	12	—	—	(3,127,311)	(3,054,248)
Payables to related parties	5.5	(6,549,096)	(7,700,429)	(430,992)	(287,609)
Dividends payable		(754,282)	(754,282)	(921,502)	(799,634)
Sector financial liabilities	5.9	—	—	(1,509,573)	(1,372,283)
Tax installments - REFIS	13	(195,700)	(194,228)	(202,510)	(200,664)
		(14,854,773)	(16,857,748)	(36,382,536)	(38,641,440)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(17,206,315)	(20,214,600)
Derivative financial instruments	5.10	(543,406)	(141,480)	(2,034,136)	(1,076,161)
		(543,406)	(141,480)	(19,240,451)	(21,290,761)
Total		(15,398,179)	(16,999,228)	(55,622,987)	(59,932,201)

(i)	The balance substantially presented comes from the subsidiary Rumo and refers to amounts that were advanced by its suppliers with financial institutions. As of March 31, 2022, the balance anticipated by our suppliers with financial institutions was R$553,236 (R$576,786 as of December 31, 2021). These operations had Banco Itaú and Banco Bradesco as counterparties, at an average rate of 13.02% p.a. (10.60% p.a. on December 31, 2021). The average term of these operations, which are recorded at present value at the aforementioned rate, is around 90 days.

23

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Cash and bank accounts	277	258	217,730	98,116
Savings account	444,979	525,249	1,390,081	2,594,723
Financial investments	623,531	1,192,570	10,475,321	13,481,291
	1,068,787	1,718,077	12,083,132	16,174,130

Financial investments include the following:

	Parent company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Investment fund
Repurchase agreements	154,576	683,036	1,022,487	1,680,328
Bank deposits certificates	—	—	154,619	—
	154,576	683,036	1,177,106	1,680,328
Bank investments
Repurchase agreements	—	—	25,575	974,494
Bank deposits certificates	468,778	509,376	9,140,330	8,744,999
Other (i)	177	158	132,310	2,081,470
	468,955	509,534	9,298,215	11,800,963
	623,531	1,192,570	10,475,321	13,481,291

The Company's onshore financial investments are remunerated at rates around 102.1% of the Brazilian interbank offer rate (Certificado de Depósito Interbancário, or “CDI”), on March 31, 2022 (100% of the CDI on December 31, 2021). The sensitivity analysis of interest rate risks is in note 5.12.

24

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.2 Marketable securities and restricted cash

	Parent company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Marketable securities
Government security (i)	532,777	893,087	4,340,400	4,371,645
Bank deposits certificates	—	—	1,075	1,051
ESG Funds (ii)	—	—	44,436	15,311
	532,777	893,087	4,385,911	4,388,007

Current	532,777	893,087	4,341,475	4,372,696
Non-current	—	—	44,436	15,311
Total	532,777	893,087	4,385,911	4,388,007

Restricted cash
Securities pledged as collateral	31,937	31,181	60,725	58,990
	31,937	31,181	60,725	58,990

(i)	Sovereign debt securities declared interest linked to the Special System for Settlement and Custody, or “SELIC”, with a yield of approximately 100% of the CDI.
(ii)	The subsidiary Cosan Global Limited invests in the Fifth Wall Climate Tech Fund, from the United States, as an investor and partner in a business that also gives it preferential access to investments in startups with development in carbon solutions.

5.3 Trade receivables

	Consolidated
	March 31, 2022	December 31, 2021
Domestic - Brazilian reais	2,243,374	1,810,867
Unbilled receivables (i)	1,052,727	975,588
Export – foreign currency	60,474	74,450
	3,356,575	2,860,905

Expected credit losses	(139,842)	(115,052)
	3,216,733	2,745,853

Current	3,056,157	2,580,776
Non-current	160,576	165,077
	3,216,733	2,745,853

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing have not yet been carried out, although already recorded in the balance sheet for accrual purposes.

25

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Consolidated
	March 31, 2022	December 31, 2021
Tellus and Janus shares (i)	189,126	319,727
Other financial assets	390	466
	189,516	320,193

Current	388	466
Non-current	189,128	319,727
	189,516	320,193

(i)	The Company's management carried out a corporate restructuring of its investments in order to optimize the operational and risk management of its assets. The transaction resulted in the spin-off of the preferred shares of Tellus Brasil Participações S.A. and Janus Participações Agrícolas S.A. for the same corporate structure as other companies in the agricultural property management segment. The corporate reorganization took place in such a way that there was no change in the economic interest of shareholders in these investments.

26

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.5 Related parties

a)      Accounts receivable and payable with related parties

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Current asset
Commercial operations
Raízen Energia S.A.	17,965	6,434	42,586	38,710
Rumo S.A	3,091	3,930	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Cosan Lubrificantes e Especialidades S.A.	13,999	12,007	—	—
Aguassanta Participações S.A.	1,715	2,956	1,715	2,956
Compass Gás e Energia S.A.	1,424	2,164	—	—
Payly Soluções de Pagamentos S.A	1,857	1,078	—	—
Raízen S.A.	45	3,947	15,219	15,489
Other	1,163	2,492	41	361
	41,259	35,008	73,847	71,802
Financial operations
Raízen Energia S.A.	—	8,933	—	8,933
Raízen S.A.	—	45	—	45
Trizy - Sinlog Tecnologia em Logistica Ltda	1,501	—	—	—
Rio Minas Mineração S.A. (i)	—	—	32,500	17,500
Cosan Lubrificantes e Especialidades S.A.	92,983	91,938	—	—
	94,484	100,916	32,500	26,478
Total current assets	135,743	135,924	106,347	98,280

Non-current assets
Commercial operations
Raízen S.A.	—	—	47,732	47,732
Termag - Terminal Marítimo de Guarujá S.A.	—	—	60,726	64,286
	—	—	108,458	112,018

Corporate and financial operations
Raízen Energia S.A.	205,958	205,957	205,958	205,958
Cosan Lubrificantes e Especialidades S.A.	190,709	187,483	—	—
Other	—	—	501	235
	396,667	393,440	206,459	206,193
Total non-current assets	396,667	393,440	314,917	318,211
Total assets	532,410	529,364	421,264	416,491

(i)   Contribution for future capital increase.

27

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Current liabilities
Commercial operations
Raízen Energia S.A.	74,531	21,173	97,831	50,289
Raízen S.A.	11,862	—	327,080	171,084
Rumo S.A	—	295	—	—
Payly Soluções de Pagamentos S.A.	509	509	—	—
Other	196	1,475	2,950	6,365
	87,098	23,452	427,861	227,738

Corporate / financial operations
Raízen S.A.	—	11,959	1,298	11,959
Cosan Lubrificantes e Especialidades S.A.	—	13,146	—	—
Cosan Overseas Limited	30,614	36,059	—	—
Cosan Luxembourg S.A.	859,481	131,797	—	—
Aldwych Temple Venture Capital Limited	32,618	39,975	—	—
Raízen Energia S.A.	—	46,219	1,833	47,912
	922,713	279,155	3,131	59,871
Total current liabilities	1,009,811	302,607	430,992	287,609

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A.	688,432	709,275	—	—
Cosan Luxembourg S.A.	2,456,549	3,870,077	—	—
Aldwych Temple Venture Capital Limited	8,822	8,688	—	—
Cosan Overseas Limited	2,385,482	2,809,782	—	—
Total non-current liabilities	5,539,285	7,397,822	—	—
Total liabilities	6,549,096	7,700,429	430,992	287,609

28

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Related party transactions

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Revenue
Rumo S.A	—	—	—	10,636
Raízen Energia S.A.	—	—	128,625	14,030
Raízen S.A	—	—	57,181	8,945
Shell Energy do Brasil Ltda.	—	—	—	7,934
	—	—	185,806	41,545
Purchase of goods / inputs / services
Raízen Energia S.A.	—	—	(6,557)	(13,332)
Raízen S.A. (i)	—	—	(533,491)	(823)
	—	—	(540,048)	(14,155)
Shared (expenses) income
Rumo S.A	1,064	842	—	842
Cosan Lubrificantes e Especialidades S.A.	930	740	—	—
Payly Soluções de Pagamentos S.A.	73	36	—	—
Compass Gas e Energia S.A.	1,491	784	—	—
Companhia de Gás de São Paulo - COMGÁS	(1,425)	328	—	—
Trizy - Sinlog Tec. em Logistica S.A.	34	36	—	36
Raízen Energia S.A.	1,059	(1,258)	(18,153)	(12,245)
	3,226	1,508	(18,153)	(11,367)

Financial result
Cosan Limited	—	82	—	168
Cosan Luxembourg S.A.	547,155	(378,158)	—	—
Cosan Overseas Limited	374,751	(311,234)	—	—
Raízen S.A.	(106)	1,308	(106)	1,308
Aldwych Temple Venture Capital Limited	7,224	(1,491)	—	—
Other	—	—	(39)	—
	929,024	(689,493)	(145)	1,476
Total	932,250	(687,985)	(372,540)	17,499

(i)     The amount is related to the sale of fuel to the logistics segment.

29

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation for the Company's key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based compensation. We present below the balance of the parent company as of March 31, 2022, as follows:

	March 31, 2022	March 31, 2021
Short-term benefits to officers and directors	7,927	9,983
Share-based payment transactions	13,245	445
Post-employment benefits	114	87
	21,286	10,515

5.6 Loans, borrowings and debentures

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	March 31, 2022	December 31, 2021	Maturity	Objective
Unsecured
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,536,351	4,226,142	Sep-29	Acquisition
Debentures	CDI + 2,65	14.61%	1,740,550	1,858,837	Aug-25	Investment
	CDI + 1.65%	13.49%	755,867	774,215	Aug-28	Working capital
	CDI + 2.00%	13.88%	907,325	930,301	Aug-31	Working capital
	IPCA + 5.75%	13.24%	376,559	374,761	Aug-31	Working capital
Total			7,316,652	8,164,256

Current			41,929	269,793
Non-current			7,274,723	7,894,463

30

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Interest		Consolidated
Description	Index	Annual interest rate	March 31, 2022	December 31, 2021	Maturity	Objective
Secured
BNDES	URTJLP	8.31%	2,511,239	2,598,623	Jul-31	Investment
	Fixed	5.72%	416,055	461,756	Jan-25	Investment
	IPCA	11.08%	670,330	646,624	Jan-48	Investment
	Fixed	3.50%	640	727	Jan-24	Investment
	IPCA + 3.25%	10.57%	1,487,880	945,663	Apr-29	Investment
	IPCA + 4.10%	11.48%	149,740	154,843	Apr-29	Investment
Export credit agreement	CDI + 1.03%	12.77%	89,049	86,707	Feb-23	Investment
	CDI + 2.25%	12.93%	62,524	60,700	May-26	Investment
	CDI + 2.07%	11.35%	50,454	—	Mar-25	Working capital
	CDI + 0.80%	12.54%	511,735	515,928	Dec-23	Investment
Resolution 4131	USD	1.13%	126,955	148,932	Nov-22	Working capital
Debentures	CDI + 1.79%	13.65%	775,423	753,770	Jun-27	Investment
	CDI + 1.30%	13.10%	769,010	746,725	Oct-27	Investment
	IPCA + 4.77%	12.19%	678,968	694,898	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	0.58%	70,145	95,460	Sep-26	Investment
			8,370,147	7,911,356
Unsecured
	GBP - Fixed	1.40%	31,305	37,674	Nov-22	Working capital
	GBP+Libor-06 + 1.50% Base 360	1.92%	219,247	263,501	Dec-22	Acquisition
	EUR - Fixed	4.42%	447	857	Sep-22	Investment
	GBP - Pré-fixado	1.90%	125,334	150,649	Dec-23	Investment
	5,50% base 360	5.50%	45,028	—	May-23	Investment
	USD + 3.67%	3.67%	368,621	438,823	May-23	Investment
	USD + 2,13%	2.13%	935,512	—	Feb-25	Investment
	USD + 1.36%	1.36%	345,748	414,378	Feb-24	Investment
Perpetual Notes	USD	8.25%	2,398,758	2,825,420	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	575,081	685,550	Mar-23	Acquisition
Senior Notes Due 2025	USD	0.00%	—	2,981,335	Jan-22	Acquisition
Senior Notes Due 2027	USD	7.00%	3,411,241	4,305,928	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,131,612	2,700,621	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5.50%	5.50%	3,536,350	4,226,142	Sep-29	Acquisition
Senior Notes Due 2032	USD	4.20%	2,176,079	2,800,716	Jan-32	Acquisition
	100% Libor-03 - 1% base 360	1.59%	95,032	111,955	Oct-23	Working capital
	1,27% Base 360	1.27%	137,406	166,355	Jul-23	Working capital
Debentures	IPCA + 4.68%	12.10%	525,824	543,752	Feb-26	Investment
	IPCA + 4.50%	11.91%	1,514,806	1,483,873	Feb-29	Investment
	IPCA + 3.60%	8.55%	371,520	361,862	Dec-30	Working capital
	CDI + 2.65	14.61%	1,740,550	1,858,837	Aug-25	Investment
	IPCA + 6.80%	14.37%	919,908	891,972	Apr-30	Investment
	IPCA + 3.90%	11.26%	1,050,958	1,018,844	Oct-29	Investment
	IPCA + 5.73%	13.22%	527,204	505,584	Oct-33	Investment
	IPCA + 4.00%	11.37%	978,114	952,671	Dec-35	Investment
	IPCA + 4.54%	11.95%	120,078	126,668	Jun-36	Investment
	IPCA + 7.48%	15.10%	173,095	165,478	Dec-22	Investment
	IPCA + 7.36%	14.97%	113,406	108,451	Dec-25	Investment
	IPCA + 5.87%	13.37%	908,142	873,474	Dec-23	Investment
	IPCA + 4.33%	11.72%	520,393	501,278	Oct-24	Investment
	IGPM + 6.10%	17.92%	375,516	352,235	May-28	Investment
	CDI +0.50%	12.21%	1,042,327	2,033,161	Oct-22	Investment
	CDI + 1.95%	13.83%	739,229	717,651	Aug-24	Investment
	CDI + 1.45%	13.27%	408,781	—	Dec-26	Investment
	IPCA + 5.12%	12.57%	498,074	484,974	Aug-31	Investment
	IPCA + 5.22%	12.68%	484,800	477,578	Aug-36	Investment
	CDI + 1.65%	13.49%	755,867	774,215	Aug-28	Working capital
	CDI + 2.00%	13.88%	907,325	930,301	Aug-31	Working capital
	IPCA + 5.75%	13.65%	376,559	374,761	Aug-31	Working capital
Working capital	100% CDI - 2.75%	13.44%	100,145	100,157	Jun-22	Working capital
			31,685,422	37,747,681
Total			40,055,569	45,659,037

Current			3,821,515	4,241,368
Non-current			36,234,054	41,417,669

31

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

To calculate the average rates, on an annual basis, the average annual CDI rate of 5.22% p.a. was considered. (4.45% p.a. on December 31, 2021) and TJLP of 6.48% p.a. (4.80% p.a. on December 31, 2021).

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
13 to 24 months	569,676	569,676	3,704,243	4,339,743
25 to 36 months	569,676	569,676	3,632,688	2,968,458
37 to 48 months	568,403	571,582	1,300,043	4,029,690
49 to 60 months	—	—	4,846,264	984,015
61 to 72 months	370,393	365,786	4,893,516	6,902,914
73 to 84 months	370,641	370,455	2,054,599	4,701,952
85 to 96 months	3,976,452	4,604,494	5,881,486	6,595,854
Over 97 months	849,482	842,794	9,921,215	10,895,043
	7,274,723	7,894,463	36,234,054	41,417,669

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Brazilian reais	3,780,302	3,938,114	23,325,667	23,304,742
U.S. dollar	3,536,350	4,226,142	16,283,423	21,806,154
British pound	—	—	375,887	451,824
Euro	—	—	70,592	96,317
	7,316,652	8,164,256	40,055,569	45,659,037

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 5.11), except for perpetual notes.

Below are the movements in loans, borrowings and debentures occurred for the period ended March 31, 2022:

32

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company	Consolidated
December 31, 2021	8,164,256	45,659,037
Raised	—	2,075,048
Repayment of principal	—	(3,965,112)
Payment of interest	(402,752)	(990,888)
Interest, exchange rate and fair value	(444,852)	(2,722,516)
March 31, 2022	7,316,652	40,055,569

a)    Guarantees

The Company has financing agreements with the European Investment Bank (“EIB”), intended for investments, guaranteed by a bank guarantee, in accordance with each agreement. Some financing contracts with the National Bank for Economic and Social Development (“BNDES”), intended for investments, are also guaranteed, according to each contract, by a bank guarantee with an average cost of 0.82% p.a. or by real guarantees (assets) and escrow account. As of March 31, 2022, the balance of bank guarantees contracted was R$3,224,901 (R$3,328,076 as of December 31, 2021).

b)    Available credit line

As of March 31, 2022, the Company has unused credit lines with banks rated AA, in the amount of R$250,000 (R$250,000 on December 31, 2021) and R$867,242 (R$898,023 as of December 31, 2021), to Rumo S.A. and R$1,929,510 for Comgás, there is no comparative balance as of December 31, 2021. The use of these lines of credit is subject to certain contractual conditions.

c)    Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

33

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6	0.19
Debenture 4th to 9th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.58
BNDES	Comgás S.A.
Resolution 4131	Comgás S.A.
Debenture 1st issue - Cosan Logística	Cosan S.A.		2.27
Senior Notes Due 2027	Cosan S.A.	Net debt proforma (iv) / EBITDA proforma (ii) | (iv) not higher than or equal to 3.5	2.02
Senior Notes Due 2029	Cosan S.A.
Senior Notes Due 2025	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.3	2.72
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	11.00

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities.

(ii)	Corresponds to the accumulated EBITDA of the last twelve months.

(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.

(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.

(v)	The financial result of the net debt is represented by the cost of the net debt.

(vi)	Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 of greenhouse gas emissions per ton of useful kilometer (TKU), starting with the base date of December 2020. Rumo is subject to a step-up of 25 basis points if it does not reach these targets, which would increase the interest rate to 4.45% p.a.

For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

34

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

       On March 31, 2022, the Company and its subsidiaries were in compliance with all debt financial and non-financial covenants.

       The terms of loans included cross-default provisions.

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.11) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

The carrying amounts of trade payables and other payables are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Materials and service suppliers	1,577	4,506	1,800,058	1,891,023
Natural gas/ transport and logistics suppliers	—	—	1,337,076	1,362,481
	1,577	4,506	3,137,134	3,253,504

35

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.8 Leases

The movement in leases for the period ended March 31, 2022 was as follows:

	Parent company	Consolidated
At January 1, 2022	40,047	3,267,678
Business combination	—	3,940
Additions	—	49,870
Interest	(349)	82,910
Repayments of principal	(1,220)	(86,474)
Payments of interest	(1,012)	(51,676)
Monetary adjustment	—	27,514
At March 31, 2022	37,466	3,293,762

Current	8,446	427,989
Non-current	29,020	2,865,773
	37,466	3,293,762

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities:

	Consolidated
	March 31, 2022	March 31, 2021
Variable lease payments not included in the measurement of lease liabilities	11,754	6,940
Expenses relating to short-term leases	3,970	9,546
Expenses relating to leases of low-value assets, excluding short-term leases	347	234
	16,071	16,720

Additional Information

In compliance with CVM Instruction Circular Official Letter 2/2019, if, in transactions where the incremental rate is used, the measurement was made at the present value of expected installments plus projected future inflation, the balances of lease liabilities, right of use, financial expense and depreciation expense for the period ended March 31, 2022, would be those presented in the “Official note” column:

36

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2022			March 31, 2021
Accounts	Registered	Official note	% Variation	Registered	Official note	% Variation
Lease liabilities	(2,117,706)	(2,287,715)	8%	(2,121,577)	(2,287,777)	8%
Residual right of use	6,675,171	6,687,702	0%	6,743,631	6,755,661	0%
Financial expense	(234,031)	(245,584)	5%	(253,446)	(265,511)	5%
Depreciation expense	(258,781)	(262,434)	1%	(280,462)	(285,462)	2%

Rates ranging from 10.9% to 14.8% were used, according to the term of each contract.

The balances recorded by the subsidiary Rumo include the Malha Central contract and the amendment for the renewal of the Malha Paulista contract, which have an implicit rate identified, so that their valuation does not generate the distortions in the liabilities and right of use object of the Circular Letter of the CVM. As of March 31, 2022, the lease liability for these contracts was R$1,731,449 (R$1,185,207 as of December 31, 2021). The potential PIS/COFINS credit included in liabilities as of March 31, 2022 is R$7,510 (R$6,154 as of December 31, 2021).

5.9 Sector financial asset and liability

The changes in net sector financial asset (liability) for the period ended March 31, 2022, were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 1, 2022	558,310	(1,372,283)	(813,973)
Cost of gas (i)	(51,790)	—	(51,790)
Credits of taxes (ii)	—	3,486	3,486
Monetary variations (iii)	18,915	(22,895)	(3,980)
Deferral of IPG-M (iv)	23,658	—	23,658
Business combination (Note 8.2)	—	(117,881)	(117,881)
March 31, 2022	549,093	(1,509,573)	(960,480)

Current	454,138	(82,380)	371,758
Non-current	94,955	(1,427,193)	(1,332,238)
	549,093	(1,509,573)	(960,480)

37

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	Refers to the cost of gas purchased compared to that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary Comgás.
(ii)	Refers to the net amount of tax credits on tax benefits in the period, pursuant to resolution No. 1,274 of March 3, 2022.
(iii)	Monetary update on the gas current account and extemporaneous credit, based on the SELIC rate.
(iv)	Appropriation of the IGP-M deferral for the residential and commercial segments.

5.10 Derivative financial instruments

Parent Company	Notional		Fair value
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements	2,009,175	2,994,267	(159,870)	(220)

Interest rate and exchange rate risk
Swap agreements (shares)	1,643,632	1,074,113	444,523	270,462
Swap agreements (interest rate)	324,300	324,300	(25,647)	(75,618)
Swap agreements (exchange and interest rate)	5,830,002	5,495,733	988,911	2,226,752
	7,797,934	6,894,146	1,407,787	2,421,596

Total financial instruments			1,247,917	2,421,376

Current assets			126,079	54,963
Non-current assets			1,665,244	2,507,893
Current liabilities			(159,870)	(31,202)
Non-current liabilities			(383,536)	(110,278)
Total			1,247,917	2,421,376

38

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated	Notional		Fair value
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Exchange rate derivatives
Forward agreements (i)	2,634,680	3,313,428	(210,439)	21,305

Electricity derivatives
Forward agreements (ii)	1,234,857	1,407,476	(181,317)	(248,123)
Forward agreements option	355,335	—	22,590	—
	1,590,192	1,407,476	(158,727)	(248,123)
Interest rate and exchange rate risk
Swap agreements (shares) (iii)	1,643,632	1,074,113	444,523	270,462
Swap agreements (interest rate and inflation) (iv)	7,239,545	6,590,408	92,726	77,913
Swap agreements (interest rate)	3,019,917	3,019,917	137,742	154,654
Swap agreements (exchange and interest rate) (iv)	15,324,949	13,223,981	564,497	3,380,554
	27,228,043	23,908,419	1,239,488	3,883,583

Total financial instruments			870,322	3,656,765

Current assets			260,371	194,878
Non-current assets			2,644,087	4,538,048
Current liabilities			(1,318,706)	(925,650)
Non-current liabilities			(715,430)	(150,511)
Total			870,322	3,656,765

(i)	The Company and its subsidiaries TRSP and Moove have forward foreign exchange contracts to hedge exposures and expenses in foreign currency.

(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

(iii)	The Company entered into derivative negotiations, or Total Return Swap, with commercial banks. Under the Total Return Swap, which will have financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The contracted value of CSAN3 shares with total return swap was 61,983,012 shares and the total initial value is R$1,074,112. Part of these operations are guaranteed by RAIL3 shares of its subsidiary Rumo S.A. On March 31, the mark-to-market income, recorded in the Company's financial income line, was R$174,060.

39

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iv)	The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)      Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both hedge instruments and hedge-protected items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedge instruments were as following:

40

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Book value		Accumulated fair value adjustment
	Notional	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Exchange rate hedge

Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	—	—	—	259,866
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,131,612)	(2,700,621)	(120,467)	43,154
Senior notes 2032 (Rumo Luxembourg)	(2,758,400)	(2,176,079)	(2,938,939)	(305,791)	(679,564)
Total debt	(7,290,550)	(4,307,691)	(5,639,560)	(426,258)	(376,544)

Derivative financial instruments

Senior Swaps Notes 2025 (Rumo Luxembourg)	—	—	—	—	(120,326)
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	308,657	266,526	575,182	277,542
Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(41,873)	675,572	633,699	675,572
Derivative total	5,050,975	266,784	942,098	1,208,881	832,788

Total	(2,239,575)	(4,040,907)	(4,697,462)	782,623	456,244

		Book value		Accumulated fair value adjustment
	Notional	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Interest rate hedge

Designated items
Senior Notes 2023 (Cosan Luxembourg)	(266,800)	(574,989)	—	—	(188,083)
Debenture 5th issue - single series (Comgás)	(684,501)	(908,142)	(873,474)	(34,668)	17,184
Debenture 9rd issue - 1rd series (Comgás)	(500,000)	(498,074)	(484,974)	(13,100)	(484,974)
Debenture 9rd issue - 2rd series (Comgás)	(500,000)	(484,800)	(477,578)	(7,222)	(477,578)
BNDES Project VIII	(1,000,000)	(923,862)	(921,949)	(1,913)	(921,949)
Debenture/CDB (Rumo)	(6,179,546)	(6,156,126)	(5,359,574)	(88,669)	149,491
Total debt	(9,130,847)	(9,545,993)	(8,117,549)	(145,572)	(1,905,909)

Derivative financial instruments

Swaps Notes 2023 (Cosan Luxembourg)	266,800	123,106	—	—	10,057
Debenture 5th issue - single series (Comgás)	684,501	(207,734)	(189,928)	(17,806)	(401,669)
Debenture 9rd issue - 1rd series (Comgás)	500,000	7,799	5,776	2,023	5,776
Debenture 9rd issue - 2rd series (Comgás)	500,000	21,002	12,939	8,063	12,939
BNDES Project VIII	1,000,000	56,925	51,220	5,705	51,220
Swaps Debenture/CDB (Rumo)	6,179,546	(80,959)	(75,806)	5,152	(196,959)
Derivative total	9,130,847	(79,861)	(195,799)	3,137	(518,636)

Total	—	(9,625,854)	(8,313,348)	(142,435)	(2,424,545)

41

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Fair value option

Certain derivative instruments have not been linked to documented hedge structures.

The Company chose to designate the protected liabilities (hedge objects) to record at fair value through the income. Considering that derivative instruments are always accounted for at fair value through income, the accounting effects are the same as those obtained through a hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Exchange rate
Objects
Senior Notes 2027	USD+7.0%	(3,079,570)	3,411,241	(4,305,928)	1,020,297	313,052
Export Credit Agreement	EUR + 0.58%	(63,423)	(70,145)	(95,460)	(1,626)	15,827
Resolution 4,131 (Rumo)	USD + 2.20%	(100,000)	(126,955)	(148,932)	512	9,185
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(368,621)	(438,823)	(8,863)	(18,230)
Resolution 4,131 (Comgás - 2021)	US$ + 1.36%	(407,250)	(345,748)	(414,378)	10,071	5,526
Resolution 4,131 (Comgás - 2022)	US$ + 2.51%	(1,097,400)	(935,512)	—	15,136	—
Total		(5,015,768)	1,564,260	(5,403,521)	1,035,527	325,360

Derivative instruments
Swap Notes 2027	BRL + 126.85% do CDI	3,079,570	1,220,721	2,047,237	(833,753)	45,181
Inflation and interest rate swaps	BRL + 107% do CDI	63,423	12,589	30,535	17,946	(10,658)
Inflation and interest rate swaps	BRL + 118% do CDI	100,000	25,313	47,527	22,214	(15,874)
EIB 3rd Tranche	BRL + 88.5% do CDI	—	—	—	—	844
EIB 4th Tranche	BRL + 81.1% do CDI	—	—	—	—	2,583
Resolution 4,131 (Comgás - 2018)	BRL + 107.9% do CDI	268,125	91,927	168,358	(76,431)	20,794
Resolution 4,131 (Comgás - 2020)	BRL + CDI + 2.75%	—	—	—	—	15,711
Resolution 4,131 (Comgás - 2021)	BRL + CDI + 1.25%	407,250	(66,080)	(514)	(80,819)	(6,628)
Resolution 4,131 (Comgás - 2022)	BRL + CDI + 1.20%	1,097,400	(180,667)	—	(180,667)	—
Derivative total		5,015,768	1,103,803	2,293,143	(1,131,510)	51,953

Total		—	2,668,063	(3,110,378)	(95,983)	377,313

42

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

			Book value		Accumulated fair value adjustment
		Notional	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Interest rate
Objects
Debenture (Rumo)	IPCA + 4,68%	(460,000)	(525,824)	(543,752)	(1,409)	(59,494)
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(675,759)	(676,798)	(7,086)	(9,264)
Total		(1,060,000)	(1,201,583)	(1,220,550)	(8,495)	(68,758)

Derivative instruments
FX and interest swap	107% CDI	460,000	79,909	71,375	(8,534)	11,772
FX and interest swap	105% CDI	600,000	93,776	82,344	(11,432)	(1,789)
Derivative total		1,060,000	173,685	153,719	(19,966)	9,983

Total		—	(1,027,898)	(1,066,831)	(28,461)	(58,775)

c)      Cash flow hedge

The subsidiary Rumo contracted certain derivative instruments to protect certain contracted costs for the year 2022, for some of which it chose not to link the instruments to the documented hedging structures, since both the instruments and the hedged costs will impact the result during the year:

			Book value		Accumulated fair value adjustment
		Notional	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Cash flow hedge
Derivative instruments
NDF (Non deliverable forwards)	USD	142,772	(12,691)	—	(12,691)	—
Total		142,772	(12,691)	—	(12,691)	—

43

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.11 Recognized fair value measurements

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	March 31, 2022	December 31, 2021
Senior Notes 2023	Cosan Luxembourg S.A.	100.10%	100.26%
Senior Notes 2025	Rumo Luxembourg S.à r.l.	—	103.04%
Senior Notes 2027	Cosan Luxembourg S.A.	103.33%	103.79%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	86.63%	103.42%
Senior Notes 2029	Cosan S.A.	98.29%	104.39%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	99.79%	94.34%
Perpetual Notes	Cosan Overseas Limited	100.61%	102.17%

All the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		March 31, 2022	December 31, 2021	March 31, 2022			December 31, 2021
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.1	1,177,106	1,680,328	—	1,177,106	—	—	1,680,328	—
Marketable securities	5.2	4,385,911	4,388,007	—	4,385,911	—	—	4,388,007	—
Other financial assets	5.4	189,516	320,193	189,516	—	—	320,193	—	—
Investment properties (i)	10.5	3,889,956	3,886,696	—	—	3,889,956	—	—	3,886,696
Derivate financial instruments	5.10	2,904,458	4,732,926	—	2,904,458	—	—	4,732,926	—
Total		12,546,947	15,008,150	189,516	8,467,475	3,889,956	320,193	10,801,261	3,886,696

Liabilities
Loans, borrowings and debentures	5.6	(40,055,569)	(45,659,037)	(23,877,506)	(17,206,315)	—	(30,157,655)	(20,214,600)	—
Derivative financial instruments	5.10	(2,034,136)	(1,076,161)	—	(2,034,136)	—	—	(1,076,161)	—
Total		(42,089,705)	(46,735,198)	(23,877,506)	(19,240,451)	—	(30,157,655)	(21,290,761)	—

(i)	The fair value of agricultural properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotations for potential transactions with comparable assets (level 3). The methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (ABNT). Significant unobservable inputs range from 6.5% p.a. and 9% p.a. on March 31, 2022.

44

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.12 Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current period profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties, dividends e investment properties.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company's Management identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board of Directors provides written principles for managing global risk as well as policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and excess investment of liquidity.

45

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company may opt for the formal designation of new debt operations for which it has swap-type derivative financial instruments for exchange variation and interest, as measured at fair value. The option for fair value is intended to eliminate or inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. Such option is irrevocable and must only be made in the initial accounting record of the operation.

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)      Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

On March 31, 2022 and December 31, 2021, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	664,088	3,811,598
Trade receivables	88,417	93,326
Trade payables	(103,715)	(4,721)
Loans, borrowings and debentures	(15,499,434)	(19,640,300)
Leases	(92,925)	(108,365)
Contingent consideration	(234,960)	(234,960)
Derivative financial instruments (notional)	20,255,165	21,105,358
Foreign exchange exposure, net	5,076,636	5,021,936

46

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar and Euro denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro as of March 31, 2022, would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	422,104	1,425,201	2,428,297	(580,992)	(1,584,089)
Trade receivables	Currency fluctuation	73,427	98,770	124,112	48,085	22,742
Trade payables	Currency fluctuation	5,249	29,495	53,743	(18,997)	(43,244)
Derivative financial instruments	Currency fluctuation	3,121,040	3,760,936	6,274,436	(1,266,063)	(3,779,563)
Loans, borrowings and debentures	Currency fluctuation	(1,816,510)	(6,426,894)	(10,843,719)	(2,663,942)	6,823,581
Leases	Currency fluctuation	(18,872)	(46,821)	(74,770)	9,077	37,026
Consideration payable	Currency fluctuation	191,411	239,264	287,117	143,558	95,705
Impacts on profit or loss		1,977,849	(920,049)	(1,750,784)	(4,329,274)	1,572,158

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	March 31, 2022	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	4.7378	5.2936	6.6170	7.9404	3.9702	2.6468
Euro	5.2561	6.0347	7.5434	9.0521	4.5260	3.0174
GBP	6.2307	7.0035	8.7543	10.5052	5.2526	3.5017

47

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with their borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	1,331,184	2,097,370	2,474,151	1,349,750	974,950
Marketable securities	525,050	797,431	928,693	534,906	403,644
Lease and concession in installments	(121,902)	(152,377)	(182,853)	(91,426)	(60,951)
Leases	(377,044)	(377,049)	(377,054)	(377,039)	(377,034)
Derivative financial instruments	1,310,277	(1,100,770)	(1,771,596)	412,624	1,270,262
Loans, borrowings and debentures	(2,021,569)	(2,376,347)	(2,741,997)	(1,645,045)	(1,279,395)
Other financial liabilities	(69,044)	(84,465)	(99,887)	(53,622)	(38,201)
Impacts on profit or loss	576,952	(1,196,207)	(1,770,543)	130,148	893,275

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	12.53%	15.66%	18.79%	9.39%	6.26%
CDI	12.53%	15.66%	18.79%	9.39%	6.26%
TJLP462 (TJLP + 1% p.a.)	7.70%	9.38%	11.05%	6.03%	4.35%
TJLP	6.70%	8.38%	10.05%	5.03%	3.35%
IPCA	5.58%	6.98%	8.37%	4.19%	2.79%
IGPM	6.26%	7.82%	9.38%	4.69%	3.13%
Libor	3.07%	3.84%	4.61%	2.30%	1.54%
Fed Funds	2.90%	3.63%	4.35%	2.18%	1.45%

48

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Price risk

  Financial position and unrealized gains (loss) on electricity trading operations, net

Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

This fair value is estimated, to a large extent, in the price quotations used in the active over-the-counter market, to the extent that such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in the operations of purchase and sale and market prices projected by specialized entities, in the period of availability of this information, which may not be confirmed in the future.

Statement of financial position balances referring to outstanding energy trading operations are as follows:

			March 31, 2022			December 31, 2021
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	101,298	(282,615)	(181,317)	69,576	(317,699)	(248,123)

The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of March 31, 2022, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized loss on trading operations	(181,317)	(177,207)	(173,098)	(185,401)	(189,456)
	(181,317)	(177,207)	(173,098)	(185,401)	(189,456)

The projection of settlement of positions, at nominal value, follows the schedule below:

	2023	2024	2025	Above 2026
Positions to be settled	(14,657)	1,117	1,612	11,771

49

2Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company remains subject to unexpected financial failures from third parties that may affect its operations. The exposure to credit risk was as follows:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	12,083,132	16,174,130
Trade receivables	3,216,733	2,745,853
Marketable securities	4,385,911	4,388,007
Restricted cash	60,725	58,990
Derivative financial instruments	2,904,458	4,732,926
Receivables from related parties	421,264	416,491
Dividends receivable and interest on equity receivables	108,583	519,965
Other financial assets	189,516	320,193
	23,370,322	29,356,555

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Net assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most investment properties of subsidiaries are leased to customers classified as Level 1, with no history of late payment or default and with a sound financial situation. To mitigate the credit risk related to lease receivables, the Company's policy limits its exposure to Level 2 customers to a minimum.

For accounts receivable related to the sale of investment properties, the risk is mitigated by granting ownership of land to the customer only when a down payment for the transaction is received. In addition, title to ownership is transferred only upon receipt of outstanding payments in full.
Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2022	December 31, 2021
AAA	17,041,518	23,080,390
AA	2,171,466	2,239,266
A	83,916	—
BBB	36,028	34,397
Not rated	101,298	—
	19,434,226	25,354,053

c)      Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

50

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2022					December 31, 2021
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,670,101)	(3,473,857)	(12,717,198)	(19,259,867)	(39,121,023)	(57,375,287)
Trade payables	(3,137,134)	—	—	—	(3,137,134)	(3,253,504)
Other financial liabilities	(675,538)	—	—	—	(675,538)	(726,423)
Tax installments - REFIS	(53,002)	(3,137)	(608)	(145,763)	(202,510)	(200,664)
Leases	(425,695)	(433,923)	(1,168,301)	(13,816,144)	(15,844,063)	(15,631,812)
Lease and concession instalments	(187,972)	(201,876)	(198,532)	(596,696)	(1,185,076)	(1,185,076)
Payables to related parties	(430,992)	—	—	—	(430,992)	(287,609)
Dividends payable	(921,502)	—	—	—	(921,502)	(799,634)
Derivative financial instruments	(2,299,557)	(1,136,554)	800,384	2,616,595	(19,132)	6,313,208
	(11,801,493)	(5,249,347)	(13,284,255)	(31,201,875)	(61,536,970)	(73,146,801)

d)     Capital management risk

The Company's policy is to maintain a solid capital base to promote the trust of its parent companies, creditors and the market, and to ensure the future development of the business. Management monitors the return on capital, which is defined by the Company as the result of its operating activities divided by the total shareholders' equity, so that it is adequate for each of its businesses.

6 Other tax receivables

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
COFINS - Revenue tax (i)	23,050	28,696	1,539,672	1,333,868
ICMS - State VAT	—	10	899,386	873,203
ICMS CIAP - State VAT	—	—	101,971	106,250
PIS - Revenue tax (i)	6,540	1,968	322,052	299,610
Credit installment	43,412	42,932	43,412	42,932
Other	2,943	2,942	82,151	145,304
	75,945	76,548	2,988,644	2,801,167

Current	32,533	33,616	1,829,546	921,472
Non-current	43,412	42,932	1,159,098	1,879,695

(i)	On February 12, 2022, the subsidiary Comgás submitted to the Federal Revenue Service (“SRF”) the request for qualification of PIS and COFINS credits calculated since July 2008, which was granted on March 30, 2022. Thus, the expectation is that the amount recorded in the short term will be used in the next 12 months for the monthly payments of PIS and COFINS, as well as the quarterly payments of IRPJ and CSLL.

51

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

7 Inventories

	Consolidated
	March 31, 2022	December 31, 2021
Finished goods	704,849	814,320
Spare parts and accessories	190,547	180,286
Raw material	110,140	126,889
Warehouse and other	43,124	27,809
	1,048,660	1,149,304

The balances are presented net of the provision for obsolete inventories in the amount of R$ 24,295 on March 31, 2022 (R$ 26,841 on December 31, 2021).

52

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8 Investments in associates

8.1 Investments in subsidiaries and associates

Cosan’s subsidiaries and associates are listed below:

	March 31, 2022	December 31, 2021
Directly owned subsidiaries
Compass Gás e Energia	88.00%	88.00%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda	97.50%	97.50%
Sinlog Tecnologia em Logística S.A.	73.10%	72.25%
Rumo S.A.	30.35%	30.35%
Violeta Fundo de Investimento Multimercado	100.00%	100.00%

Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	99.15%
Companhia de Gás do Estado do Rio Grande do Sul S.A. - Sulgás	51.00%	—
Compass Comercialização S.A.	100.00%	100.00%
Compass Um Participações S.A.	100.00%	100.00%
Compass Energia Ltda	100.00%	100.00%
Terminal de Regaseificação de São Paulo - TRSP	100.00%	100.00%
Rota 4 Participações S.A.	100.00%	100.00%
Edge II - Empresa de Geração de Energia	100.00%	100.00%

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessex Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS - TTA	100.00%	100.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%

53

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

Interest of Rumo S.A. in its subsidiaries
Elevações Portuárias S.A.	100.00%	100.00%
Rumo Intermodal S.A.	100.00%	100.00%
Rumo Malha Central S.A.	100.00%	100.00%
Boswells S.A.	100.00%	100.00%
Rumo Malha Sul S.A.	100.00%	100.00%
Rumo Luxembourg Sarl	100.00%	100.00%
Rumo Malha Paulista S.A.	100.00%	100.00%
ALL Armazéns Gerais Ltda.	100.00%	100.00%
Rumo Malha Oeste S.A.	100.00%	100.00%
ALL Argentina S.A.	100.00%	100.00%
Portofer Transporte Ferroviário Ltda	100.00%	100.00%
Servicios de Inversión Logística Integrales S.A.	100.00%	100.00%
Paranaguá S.A.	99.90%	99.90%
Rumo Malha Norte S.A.	99.74%	99.74%
Brado Participações S.A.	77.65%	77.65%
ALL Central S.A.	73.55%	73.55%
ALL Mesopotâmica S.A.	70.56%	70.56%
Logispot Armazéns Gerais S.A.	51.00%	51.00%
Terminal São Simão S.A.	51.00%	51.00%

Interest of Violeta Fundo de Investimento Multimercado in its subsidiaries
Verde Pinho Fundo de Investimento em Participações	100.00%	100.00%
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%

Interest of Atlântico Participações in its subsidiaries
TUP Porto São Luis S.A.	100.00%	49.00%

54

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiary. Despite presenting on March 31, 2022, the amount with an unsecured liability of R$196,621, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company

Set out below are investments in subsidiaries and associates as of March 31, 2022, which are material to the Company:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	714,190,095	628,487,691	88.00%	88.00%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	78,527,201	58,895,877	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	85,370	62,403	73.10%	73.10%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.35%
Violeta Fundo de Investimento Multimercado	2,115,452,842	2,115,452,842	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%

55

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Capital increase	At March 31, 2022
Rumo S.A.	4,490,787	(20,203)	3,561	(6,907)	—	—	4,467,238
Cosan Global	137,527	(20,763)	—	—	—	—	116,764
Compass Gás e Energia	5,583,215	427,654	(332)	589	(84,082)	—	5,927,044
Atlântico Participações Ltda	433,615	(1,166)	—	—	—	411,224	843,673
Cosan Limited Partners Brasil Consultoria Ltda	555	(156)	—	—	—	—	399
Sinlog Tecnologia em Logística S.A.	17,052	(3,862)	2,986	—	—	6,082	22,258
Cosan Lubes Investment	1,600,170	101,891	—	(163,540)	—	—	1,538,521
Payly Soluções de Pagamentos S.A.	9,607	(701)	—	—	—	—	8,906
Tellus Brasil Participações S.A.	142,795	1,662	—	—	(609)	—	143,848
Pasadena Empreendimentos e Participações S.A.	879	(9)	—	—	—	150	1,020
Janus Brasil Participações S.A.	183,356	2,592	—	—	—	—	185,948
Violeta Fundo de Investimento Multimercado	2,119,143	16,910	—	1,451	—	—	2,137,504
Other	68,768	(1,090)	—	(8,689)	—	—	58,989
Total investments in associates	14,787,469	502,759	6,215	(177,096)	(84,691)	417,456	15,452,112

Cosan Luxemburg S.A.	(356,442)	159,821	—	—	—	—	(196,621)
Total provision for uncovered liability of associates	(356,442)	159,821	—	—	—	—	(196,621)

Total	14,431,027	662,580	6,215	(177,096)	(84,691)	417,456	15,255,491

56

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%) (i)
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%

(i)

The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2022	Interest in earnings of subsidiaries	Other comprehensive income (loss)	Dividends	Business combination (note 8.2)	Other	At March 31, 2022
Tellus Brasil Participações S.A.	142,798	1,662	—	(609)	—	—	143,851
Janus Brasil Participações S.A.	183,357	2,592	—	—	—	—	185,949
Rhall Terminais Ltda	4,907	159	—	—	—	—	5,066
Termag - Terminal Marítimo de Guarujá S.A.	4,725	2,576	—	—	—	3	7,304
TGG - Terminal de Granéis do Guarujá S.A.	17,563	1,022	—	(595)	—	—	17,990
Terminal XXXIX S.A.	30,649	3,339	—	—	—	—	33,988
TUP Porto São Luis S.A.	394,380	49	—	—	(393,579)	(850)	—
Other	1,688	—	(285)	—	—	—	1,403
	780,067	11,399	(285)	(1,204)	(393,579)	(847)	395,551

57

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8.2 Acquisition of subsidiaries

Sulgás

On January 3, 2022, Compass Gás e Energia S.A., through its subsidiary Compass Um Participações S.A. (“Compass Um”) concluded the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”) owned by the State Government of Rio Grande do Sul for the amount of R$955,244. As of that date, Sulgás began to be consolidated in the Company's financial information.

Sulgás is located in the city of Porto Alegre, and its main activity is the distribution of piped natural gas in the State of Rio Grande do Sul and operates this service exclusively through a concession model valid until August 2044. Its network of distribution totals approximately 1,400 km, serving more than 68,000 customers in 42 municipalities, with a distributed volume of 2 million m3/day.

In the preliminary assessment carried out by the Company, the acquisition price was allocated as a concession right for gas distribution. The table below shows the consideration paid, the fair value of the assets acquired, and liabilities assumed on the acquisition date.

58

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

At January 03, 2022
Consideration	955.244

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash received	73,298
Customers	90,828
Stocks	7,274
Right of use	3,786
Contract assets	25,958
Intangible	2,777,415
Other credits	142,180
Suppliers	(107,833)
Taxes to pay	(14,647)
Deferred IR and CS	(880,540)
Provision for contingencies	(10,551)
Sectoral liabilities	(117,881)
Other obligations	(116,260)
Participation of non-controlling shareholders	(917,783)
Liquid and acquired assets	955,244
Cash received	(73,298)
Transferred consideration, net of cash acquired	881,946

The preliminary fair value of intangible assets of R$2,777,415 includes the effect of allocation of the concession right for R$2,609,599, calculated based on the concession agreement between Sulgás and the granting authority. The concession period is 50 years from the contracted date (19.04.1994 to 18.04.2044).

The consolidated income statement includes, since the acquisition date, revenues and net income for R$ 368,602 and R$ 16,130, respectively, generated by Sulgás.

TUP Porto São Luís

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of TUP Porto São Luís S.A. (“Porto São Luís” or “Porto”), for the amount of R$720,000. On November 3, 2021, the Company concluded the acquisition of the minority interest for the price of R$393,579.

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the capital stock of Porto São Luís was concluded, for the amount of R$411,224, with the transfer of control, held by São Luís Port Company S.A.R.L., a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid for both transactions was R$804,803.

59

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The acquisition generated preliminary goodwill for R$417,027 resulting from the acquisition of Porto, where the table below shows the consideration paid and the fair value of the assets acquired and liabilities on the acquisition date.

At February 11, 2022
1st Consideration	393,579
2nd Consideration	411,224
804,803
Cash Received	(81,820)
Total consideration transferred	722,983

Recognized amounts of identifiable assets acquired and liabilities assumed
Tax Credits	1,841
Fixed assets	371,229
Intangible	417,398
Other credits	136
Suppliers	(202)
Deferred IR and CS	(66,606)
Provision for contingencies	(143)
Other obligations	(670)
Liquid and acquired assets	722,983
Transferred consideration, net of cash acquired	722,983

Porto São Luís, a company that owns a terminal for private use located in São Luis/MA, aims to boost international trade by uniting the port, highways and railways. The purpose of this transaction is to create a future joint venture in the mining sector, in which Cosan will join with its port logistics and management expertise.

60

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8.3 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Comgás	132,520,587	1,139,210	0.86%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	78,527,201	19,631,324	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.65%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%
Sinlog Tecnologia em Logística S.A.	85,370	22,967	26.90%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	50.00%
Companhia de Gás do Estado do Rio Grande do Sul S.A. - Sulgás	21,562,644	10,565,696	49.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests before any intra-group elimination.

61

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2022	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Business combination (note 8.2)	Other	At March 31, 2022
Comgás	28,466	3,858	—	—	(6,395)	—	383	26,312
Sulgás	—	(7,372)	—	—	—	917,783	—	910,411
Compass Gás e Energia	761,432	58,323	—	—	(11,518)	—	86	808,323
Rumo S.A.	10,527,777	(48,011)	(13,474)	(2,349)	(94)	—	4,114	10,467,963
Sinlog Tecnologia em Logística S.A.	6,549	(1,421)	3,064	—	—	—	—	8,192
Cosan Limited Partners Brasil	14	(4)	—	—	—	—	—	10
Cosan Lubes	683,143	43,632	—	(67,501)	—	—	—	659,274
Payly	2,602	(234)	—	—	—	—	—	2,368
Violeta Fundo de Investimento Multimercado	2,119,102	16,875	(107,359)	(1,226)	—	—	—	2,027,392
	14,129,085	65,646	(117,769)	(71,076)	(18,007)	917,783	4,583	14,910,245

62

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

9 Investment in joint venture

Changes to investment in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117
Cosan ownership interest	44.05%

At January 1, 2022	10,936,663
Interest in earnings of joint ventures	82,792
Other comprehensive (losses) income	551,940
Interest on capital (i)	(126,522)
At March 31, 2022	11,444,873

(i)	Amount proposed and allocated in the period. On March 25, 2022, dividends and interest on equity previously constituted were paid, in the amount of R$ 517,233.

The statement of financial position and statement of profit or loss of the joint venture are disclosed in Note 4 – Segment information.

As of March 31, 2022, the Company was in compliance with the covenants of the contracts that govern the respective joint venture.

63

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10 Property, plant and equipment, intangible assets, goodwill and contract asset

10.1          Property, plant and equipment

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i)	Permanent easement	Construction in progress	Other	Total	Total
Cost
At January 1, 2022	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406
Business combination (Note 8.2)	—	—	—	—	371,229	—	371,229	—
Additions	64	6,223	772	339	798,705	263	806,366	589
Disposals	—	—	(23,171)	—	—	(1,477)	(24,648)	—
Transfers (ii)	20,118	143,072	105,727	809,276	(1,103,135)	6,650	(18,292)	(340)
Effect of exchange rate fluctuations	(15,975)	(23,963)	—	—	(228)	(11,966)	(52,132)	—
At March 31, 2022	2,005,372	2,099,946	7,822,217	9,564,616	3,311,224	435,212	25,238,587	81,655

Depreciation
At January 1, 2022	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
Additions	(21,216)	(70,224)	(147,350)	(161,677)	—	(8,097)	(408,564)	(2,012)
Disposals	—	—	21,587	—	—	1,464	23,051	—
Transfers (ii)	(2,822)	(21,955)	—	23,931	—	(599)	(1,445)	—
Effect of exchange rate fluctuations	7,757	13,987	—	—	—	7,599	29,343	—
At March 31, 2022	(634,899)	(960,734)	(2,967,813)	(3,253,387)	(13,379)	(34,914)	(7,865,126)	(30,411)

At January 1, 2022	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553	53,007
At March 31, 2022	1,370,473	1,139,212	4,854,404	6,311,229	3,297,845	400,298	17,373,461	51,244

(i)	On March 31, 2022, wagons and locomotives in the amount of R$745,203 (R$745,203 as of December 31, 2021) were pledged to guarantee bank loans (Note 5.6).
(ii)	Transfers of property, plant and equipment as a result of capitalization and other reclassifications of said assets.

64

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Capitalization of borrowing costs

At Rumo, during the period ended March 31, 2022, capitalized borrowing costs were R$25,385 (R$15,556 on March 31, 2021), using an average rate of 13.10% (8.40 % on March 31, 2021) to capitalize borrowing costs.

While at TRSP, during the period ended March 31, 2022, the subsidiary capitalized R$8,826 at a weighted average rate of 1.98% p.a. (R$7,512 and 2.78% p.a. in the period ended December 31, 2021).

10.2 Intangible assets and goodwill

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At January 1, 2022	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283	15,731
Additions	5,405	12,699	763	—	27,220	118	46,205	14
Business combination (Note 8.2)	417,027	2,777,415	—	—	—	371	3,194,813	—
Disposals	(13,475)	(6,037)	—	—	—	—	(19,512)	—
Transfers (i)	—	113,022	—	—	(6)	20,062	133,078	340
Effect of exchange rate fluctuations	(53,708)	—	—	(9,875)	(46,960)	(7,908)	(118,451)	—
At March 31, 2022	1,488,066	22,513,623	379,945	56,765	1,584,321	521,696	26,544,416	16,085

Amortization:
At January 1, 2022	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)	(13,927)
Additions	—	(207,045)	(2,960)	—	(33,096)	(8,237)	(251,338)	(197)
Disposals	—	4,045	—	—	—	—	4,045	—
Effect of exchange rate fluctuations	—	—	—	—	18,010	7,722	25,732	—
At March 31, 2022	—	(4,113,259)	(170,247)	(9,201)	(1,043,694)	(411,945)	(5,748,346)	(14,124)

At January 1, 2022	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498	1,804
At March 31, 2022	1,488,066	18,400,364	209,698	47,564	540,627	109,751	20,796,070	1,961

(i)	The amount of transfers also includes a portion of R$6,774 of the intangible asset that was reclassified to a financial asset.

65

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	March 31, 2022	December 31, 2021
Compass (i)	During the concession and extension period	11,677,626	8,953,495
Rumo(ii)	1.59%	6,722,738	6,752,770
		18,400,364	15,706,265

Operating license for port terminal	3.70%	209,698	211,895
		209,698	211,895
Trademarks
Comma	Undefined	47,564	57,439
		47,564	57,439
Customers relationship
Comgás	20.00%	278,129	276,811
Moove	5% to 20%	261,289	297,286
Other	20.00%	1,209	1,362
		540,627	575,459
Other
Software license	20.00%	84,563	46,770
Other	20.00%	25,188	50,853
		109,751	97,623

Total		19,308,004	16,648,681

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights.
(ii)	Refers to the railroad concession right agreement of Rumo. The amount will be amortized until the end of the concession in 2079.

66

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.3 Contract asset

	Compass	Moove	Total
Cost:
At December 31, 2021	684,970	21,012	705,982
Additions	205,769	8,207	213,976
Disposals	—	(5,632)	(5,632)
Business combination (note 8.2)	25,958	—	25,958
Transfers to intangible assets (i)	(132,536)	—	(132,536)
At March 31, 2022	784,161	23,587	807,748

(i)	The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended March 31, 2022, through its subsidiaries, R$20,833 were added to internally generated intangible assets (R$19,786 in the period ended March 31, 2021).

The Comgás subsidiary assumed commitments in its concession contract that include investments (improvements and maintenance) to be carried out during the concession period, estimated until 2049. The investment amounts for expansion projects are R$ 10,408, operational support in R$ 10,026 and administrative support in R$ 2,868, adjusted by rebalancing signed with the granting authority and updated annually by the tariff readjustment indexes.

67

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Capitalization of borrowing costs

During the period ended March 31, 2022, the indirect subsidiary Comgás capitalized R$12,508 at a weighted average rate of 11.87% p.a. (R$9,474 at a weighted average rate of 6.96% p.a. in the period ended March 31, 2021).

10.4 Right-of-use

	Consolidated							Parent Company
	Land, buildings and improvements (i)	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At January 1, 2022	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382	49,529
Additions	—	53,886	1,006	—	2,340	—	57,232	—
Contractual adjustments	(1,567)	8,522	3,480	(1,079)	1,539	16,618	27,513	—
Transfers	9,819	—	—	—	—	—	9,819	—
Effect of exchange rate fluctuations	(6,683)	(3,179)	—	—	(440)	—	(10,302)	—
At March 31, 2022	256,452	201,678	943,096	85,949	32,538	7,816,931	9,336,644	49,529

Amortization:
At January 1, 2022	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)	(15,358)
Additions	(7,819)	(8,503)	(9,298)	(1,095)	(1,770)	(74,817)	(103,302)	(1,481)
Transfers	(6,505)	—	—	—	—	—	(6,505)	—
Effect of exchange rate fluctuations	1,901	1,495	—	—	250	—	3,646	—
At March 31, 2022	(80,342)	(36,266)	(408,516)	(18,054)	(16,645)	(851,453)	(1,411,276)	(16,839)

At January 1, 2022	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267	34,171
At March 31, 2022	176,110	165,412	534,580	67,895	15,893	6,965,478	7,925,368	32,690

10.5 Investment properties

The balances of investment properties are shown below:

Investment properties
December 31, 2021	3,886,696
additions	3,260
March 31, 2022	3,889,956

11 Commitments

Commitments to supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$21,463,423, whose value includes the minimum established in the contract both in commodities and in transport, with a term until December 2023.

68

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The subsidiary Compass Gás e Energia, through Compass Comercialização, has a contract for the supply of Liquefied Natural Gas ("LNG") with Total Gas & Power Limited which after overcoming the preceding conditions, is committed to incurring the staggered acquisition LNG supply capacity of up to 120 TBTU for a period of 10 years.

The subsidiary Sulgás has a commitment to return or receive from its customers, that is considered an asset or liability in accordance with the regulatory chart of accounts and is not recognized in the interim financial statements presented herein in accordance with accounting practices adopted in Brazil and with IFRS, since their respective realization/settlement depends on deliberations by the regulatory agency.

12 Concessions payable and commitments

	March 31, 2022	December 31, 2021
Court discussion:
Rumo Malha Paulista S.A.	55,483	55,170
Rumo Malha Oeste S.A.	1,790,271	1,747,233
	1,845,754	1,802,403

Railroad concession:
Rumo Malha Paulista S.A.	1,173,920	1,145,450
	1,173,920	1,145,450

Payables:
Rumo Malha Sul S.A.	86,373	85,713
Rumo Malha Paulista S.A.	21,264	20,682
	107,637	106,395

Total	3,127,311	3,054,248

Current	161,584	160,771
Non-current	2,965,727	2,893,477
	3,127,311	3,054,248

69

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Lease and Court Discussion:

On July 21, 2020, the Company filed with the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

In the period ended March 31, 2022, the subsidiary Rumo Malha Oeste S.A. resumed payments of the quarterly installments falling due under the original Concession and Lease Agreements, in compliance with clause ten and item XII of the second addendum signed between the Company and Agência Nacional de Transportes Terrestres - ANTT on May 19, 2021.

Judicial deposits concerning the above claims totaled R$ 22,119.

Leases and grants under IFRS16 (Note 5.8)

	March 31, 2022	December 31, 2021
Leases:
Rumo Malha Sul S.A.	607,761	623,155
Rumo Malha Paulista S.A.	495,053	508,169
Rumo Malha Oeste S.A.	216,227	216,101
Elevações Portuárias S.A.	106,480	97,046
Portofer Transporte Ferroviário Ltda.	13,111	13,921
	1,438,632	1,458,392

Grants:
Rumo Malha Paulista S.A.	606,259	590,594
Malha Central S.A.	630,137	614,410
	1,236,396	1,205,004

Total	2,675,028	2,663,396

Current	280,538	274,774
Non-current	2,394,490	2,388,622
	2,675,028	2,663,396

70

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Investment commitments

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

i	Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$6,100,000.
ii	Investments in Rumo Malha Central in R$645,573.
iii	Improvements and modernization of the facilities and equipment of the port elevations estimated at R$340,000. Up to March 31, 2022, the subsidiary had made investments at a cost of R$270,629.

13 Other taxes payable

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Tax amnesty and refinancing program	195,700	194,228	202,510	200,664
ICMS – State VAT	—	—	284,178	278,351
COFINS – Revenue tax	46,471	48,229	86,420	88,214
PIS – Revenue tax	7,411	8,530	14,292	15,082
INSS – Social security	25,321	22,293	36,914	34,215
Withholding income tax	—	—	24,650	11,024
Other	1,333	3,099	41,492	55,559
	276,236	276,379	690,456	683,109

Current	133,538	134,956	542,008	536,220
Non-current	142,698	141,423	148,448	146,889
	276,236	276,379	690,456	683,109

71

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

14   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Profit before taxes	460,370	521,732	624,947	666,439
Income tax and social contribution nominal rate (34%)	(156,526)	(177,389)	(212,482)	(226,589)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	257,084	305,802	37,008	86,226
Differences in tax rates on earnings (losses) of overseas companies	—	(3,401)	18,550	(19,899)
Granted income tax incentive	—	—	27,127	23,519
Share-based payment transactions	(22)	(37)	(22)	(37)
Interest on shareholders’ equity	(47,729)	—	(42,328)	(6,535)
Non-deductible expenses (donations, gifts, etc.)	—	—	(1,285)	(792)
Tax losses not recorded	—	—	(107,434)	(21,205)
ICMS benefit - extemporaneous tax credits (ii)	—	—	147,435	198,784
ICMS benefit - current period	—	—	46,319	20,111
Selic on overdraft	2,332	—	24,020	—
Other	(5,319)	(7,900)	13,981	(11,759)
Income tax and social contribution (current and deferred)	49,820	117,075	(49,111)	41,824

Effective rate - %	(10.82%)	(22.44%)	7.86%	(6.28%)

(i)	Equity, in the amount of R$3,657, referring to the amortization of the surplus value of Raízen, is treated as a temporary difference.
(ii)

In the current period, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 147,083 (R$ 128,704 principal and R$ 18,379 interest), used through its offset against IR, CSLL, PIS and COFINS payable overdue in the period , related to the overpayments of IRPJ and CSLL in the years 2017, 2018,2019 and 2021, when this benefit was not computed in the calculation of the IR and CSLL due by the Company, due to the non-taxation of the benefit of the reduction in the tax base of ICMS in the State of São Paulo from 12% to 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62.399/2016.

72

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021 (Restated)	March 31, 2022	December 31, 2021 (Restated)
Assets credit of:
Income tax losses	669,283	529,834	3,295,102	2,987,069
Social contribution losses	241,477	191,274	1,198,598	1,087,742

Temporary differences
Foreign exchange - Loans and borrowings	947,143	1,482,132	717,503	1,667,500
Provision for legal proceedings	87,371	82,440	395,774	374,369
Loss allowances for impairment (Rumo Malha Oeste)	—	—	186,231	193,207
Post-employment benefits	—	—	161,322	160,082
Allowance for expected credit losses	—	—	31,723	28,948
Tax credit losses	6,985	6,985	83,665	81,918
Share-based payment transactions	22,639	17,479	60,062	50,114
Leases	1,624	1,998	420,579	431,629
Profit sharing	10,307	17,507	50,091	111,931
Interest on preferred shareholders payable in subsidiaries	(7,471)	—	(82,118)	—
Miscellaneous expense allowance	174,332	179,449	431,689	401,423
Other (i)	77,645	75,049	275,905	300,307
Total	2,231,335	2,584,147	7,226,126	7,876,239

(-) Deferred taxes assets net not recognized (ii)	—	—	(2,577,152)	(2,483,035)

Liabilities credit of:
Temporary differences
Review of useful life of property, plant and equipment	—	—	(54,552)	(53,347)
Fair value amortization of the property, plant and equipment	—	—	(16,107)	(15,976)
Tax goodwill	44,012	44,012	(333,017)	(331,404)
Unrealized gains on derivatives instruments	(349,897)	(748,873)	(131,229)	(1,034,373)
Fair value option in loans	—	—	(298,148)	(127,318)
Marketable securities	—	—	(37,479)	(62,593)
Investment properties	—	—	(100,298)	(100,197)
Income on formation of joint ventures	(664,851)	(668,508)	(664,851)	(668,508)
Fair value amortization of the intangible asset	—	—	(4,402,392)	(3,551,836)
Provision for realization - Goodwill recorded in equity (iii)	(449,153)	(449,153)	(449,153)	(449,153)
Other	16,059	16,061	113,865	235,073
Total	(1,403,830)	(1,806,461)	(6,373,361)	(6,159,632)

Total of deferred taxes recorded, net	827,505	777,686	(1,724,387)	(766,428)

Deferred tax assets	827,505	777,686	3,017,882	3,051,628
Deferred tax liabilities	—	—	(4,742,269)	(3,818,056)

Total deferred, net	827,505	777,686	(1,724,387)	(766,428)

73

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	Refers mainly to pre-operating expenses added to Rumo Malha Central.
(ii)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.
(iii)	Provision for accounting realization of tax loss recognized in the capital contribution in a subsidiary.

74

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
Assets	Tax loss and negative basis	Employee benefits	Provisions	Leases	Other	Total
At December 31, 2021	721,108	34,986	268,874	1,998	1,557,181	2,584,147
Credited / (charged) to the profit for period	189,652	(2,040)	(186)	(374)	(4,875)	182,177
Exchange differences	—	—	—	—	(534,989)	(534,989)
At March 31, 2022	910,760	32,946	268,688	1,624	1,017,317	2,231,335

	Parent Company
Liabilities	Effects on the formation of joint ventures	Unrealized gains on derivatives	Other	Total
At December 31, 2021	(668,508)	(748,873)	(389,080)	(1,806,461)
(Charged) to the profit for period	3,657	398,976	(2)	402,631
At March 31, 2022	(664,851)	(349,897)	(389,082)	(1,403,830)

				827,505

75

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
Assets	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Other	Total
At December 31, 2021	4,074,811	160,082	162,045	1,079,865	431,629	1,967,807	7,876,239
Credited / (charged) to the profit for period	418,889	1,240	(51,892)	19,114	(11,050)	(131,634)	244,667
Recognized in equity	—	—	—	—	—	25,114	25,114
Business combination (Note 8.2.1)	—	—	—	30,103	—	—	30,103
Exchange differences	—	—	—	—	—	(949,997)	(949,997)
At March 31, 2022	4,493,700	161,322	110,153	1,129,082	420,579	911,290	7,226,126

	Consolidated
Liabilities	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Other	Unrealized credits	Total
At December 31, 2021	(668,508)	(3,551,836)	(1,034,373)	(53,347)	(127,318)	(724,250)	(2,483,035)	(8,642,667)
Credited / (charged) to the profit for period	3,657	36,708	888,960	(1,205)	(104,224)	(41,985)	(94,117)	687,794
Other comprehensive income	—	—	14,184	—	—	(32,575)	—	(18,391)
Business combination (Note 8.2)	—	(887,264)	—	—	(66,606)	(23,379)	—	(977,249)
At March 31, 2022	(664,851)	(4,402,392)	(131,229)	(54,552)	(298,148)	(822,189)	(2,577,152)	(8,950,513)

Total deferred taxes recorded								(1,724,387)

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

15 Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded at March 31, 2022 and December 31, 2021 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Tax	171,069	164,652	654,765	647,610
Civil, environmental and regulatory	130,875	123,420	628,449	585,034
Labor	74,417	73,787	429,385	411,417
	376,361	361,859	1,712,599	1,644,061

	Judicial deposit
	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Tax	317,207	312,031	514,159	500,484
Civil, environmental and regulatory	86,662	86,192	151,337	169,857
Labor	31,976	33,368	222,817	252,720
	435,845	431,591	888,313	923,061

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	164,652	123,420	73,787	361,859
Provisions	5,603	2,877	1,117	9,597
Settlement / Write-offs	(184)	(650)	(2,471)	(3,305)
Monetary variation (i)	998	5,228	1,984	8,210
At March 31, 2022	171,069	130,875	74,417	376,361

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2021	647,610	585,034	411,417	1,644,061
Provisions	8,085	22,847	28,620	59,552
Settlement / Write-offs	(4,877)	(19,330)	(26,234)	(50,441)
Exchange rate	(18)	9,274	950	10,206
Monetary variation (i)	3,965	30,624	14,632	49,221
At March 31, 2022	654,765	628,449	429,385	1,712,599

(i)      Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Compensation with FINSOCIAL	—	—	302,903	300,470
INSS - Social security	67,428	61,439	104,508	97,847
State VAT - ICMS credit	23,334	23,166	86,633	85,965
PIS and COFINS	26,870	26,343	29,037	28,427
IPI - Excise tax credit - NT	43,531	43,461	43,531	43,461
Federal income taxes	1,111	1,103	8,602	8,553
Other	8,795	9,140	79,551	82,887
	171,069	164,652	654,765	647,610

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Labor claims: The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and, in the event, we fail to comply with such consent orders, we could be subject to fines.

Civil, Environmental and Regulatory Proceedings: The Company and its subsidiaries have several indemnity claims, public civil claims and administrative proceedings that individually are not material, where, in the opinion of its lawyers, the risk of loss is probable.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Tax	4,640,672	4,652,106	14,870,686	14,647,917
Civil, environmental and regulatory	928,537	900,472	7,441,028	6,939,743
Labor	22,132	22,748	838,512	859,830
	5,591,341	5,575,326	23,150,226	22,447,490

Civil, environmental and regulatory:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Civil	886,657	860,971	4,690,798	4,221,797
Environmental	41,838	39,459	1,498,735	1,472,542
Regulatory	42	42	1,251,495	1,245,404
	928,537	900,472	7,441,028	6,939,743

79

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company and its subsidiaries are party to several legal and administrative proceedings in the civil, environmental and regulatory spheres, whose prognosis of loss is possible and which individually are not material. In civil, the portfolio of cases is mostly composed of indemnity claims of a contractual and non-contractual nature. In the environmental area, the processes deal with terms of commitment, civil inquiries and public civil actions.

Tax:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Penalties related to tax positions	—	—	460,217	461,747
Federal income taxes	767,076	822,039	5,420,908	5,404,264
ICMS - State VAT	1,351,857	1,386,895	2,887,095	2,877,144
IRRF - Withholding tax	1,353	1,344	1,304,121	1,251,394
PIS and COFINS - Revenue taxes	1,304,522	1,242,960	2,475,550	2,368,123
MP 470 - Tax installments	243,688	243,115	400,262	398,184
IOF on Mutual	—	—	138,776	136,286
Compensation with IPI - IN 67/98	140,239	139,387	187,536	186,048
IPI - Excise tax credit - NT	349,063	347,953	495,132	492,025
INSS - Social security and other	98,505	110,213	169,629	180,533
Other	384,369	358,200	931,460	892,169
	4,640,672	4,652,106	14,870,686	14,647,917

The Company's and its subsidiaries' lawyers assessed the probability of loss as possible, with a remote loss bias and, therefore, no provision was recorded in accordance with CPC 25 / IAS 37.

The Company has not identified effects of IFRIC 23 / ICPC 22 - Uncertain Tax Position that could affect Company’s accounting policies and these interim financial statements.

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

16 Shareholders’ equity

a)      Share capital

The subscribed capital on March 31, 2022 and December 31, 2021 is R$ 6,365,853, fully paid-in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the bylaws, the authorized capital stock can be increased up to the limit of R$ 7,000,000 (9,000,000 as approved at the Board of Directors's Meeting or “AGOE” of April 29, 2022).

At March 31, 2022, the Company's share capital is composed of the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,312,942	35.87%
Board of directors and executive officers	25,240,945	1.35%
Free float	1,171,063,698	62.49%

Total shares outstanding	1,868,617,585	99.71%

Treasury shares	5,453,347	0.29%

Total	1,874,070,932	100.00%

b)     Treasury shares

As of March 31, 2022, the Company had 5,453,347 shares in treasury (5,440,772 shares as of December 31, 2021), whose market price was R$23.65. This increase refers to the return of 12,575 shares that had been allocated to members of the share-based compensation plans.

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Other comprehensive income

	December 31, 2021	Comprehensive (loss) income	March 31, 2022
Loss on cash flow hedge	(1,362,618)	(2,764)	(1,365,382)
Foreign currency translation effects	1,093,366	294,358	1,387,724
Actuarial loss on defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	28,525	225	28,750
Total	(484,354)	308,939	(175,415)

Attributable to:
Owners of the Company	(521,609)	380,015	(141,594)
Non-controlling interests	37,255	(71,076)	(33,821)

	December 31, 2020	Comprehensive (loss) income	March 31, 2021
Loss on cash flow hedge	(761,203)	(256,387)	(1,017,590)
Foreign currency translation effects	782,899	272,535	1,055,434
Actuarial loss on defined benefit plan	(363,375)	—	(363,375)
Deferred tax on actuarial losses of defined benefit plan	123,547	—	123,547
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	139	26,395
Total	(237,507)	16,287	(221,220)

Attributable to:
Owners of the Company	(252,610)	(10,709)	(263,319)
Non-controlling interests	15,103	26,996	42,099

d)     Dividends

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2021	22,747	517,344	540,091
Proposed Dividends	70,693	—	70,693
Interest on capital proposed	11,778	107,544	119,322
Dividends received	(1,419)	(517,233)	(518,652)
At March 31, 2022	103,799	107,655	211,454

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2021	2,621	517,344	519,965
Proposed Dividends	1,714	—	1,714
Interest on capital proposed	—	107,544	107,544
Dividends received	(3,407)	(517,233)	(520,640)
At March 31, 2022	928	107,655	108,583

17 Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	March 31, 2022	March 31, 2021
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	510,190	638,807

Dilutive effect of the share-based plan of subsidiaries	—	(2,839)
Dilution effect of Brado's liquidity option	—	(77)

Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	510,190	635,891

Weighted-average number of shares outstanding - basic (In thousands of shares)	1,868,618	1,733,484
Dilutive effect of the share-based plan	6,239	2,980

Dilutive	1,874,857	1,736,464

Earnings per share
Basic	R$ 0.2730	R$ 0.3685
Diluted	R$ 0.2721	R$ 0.3662

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

Anti-dilutive instruments

In the period ended March 31, 2022, 45,765,000 shares related to the Company's share buyback plan were not considered in the diluted earnings per share analysis, as they increase earnings per share

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

18 Net sales

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	March 31, 2022	March 31, 2021
Gross revenue from sales of products and services	9,334,448	5,636,373
Construction revenue	205,769	179,282
Indirect taxes and deductions	(1,635,330)	(1,099,856)
Net sales	7,904,887	4,715,799

In the following table, products and service lines disaggregate revenue and timing of revenue recognition:

	Consolidated
	March 31, 2022	March 31, 2021
At a point in time
Natural gas distribution	3,666,727	2,093,727
Electricity trading	56,292	219,210
Lubricants and base oil	1,621,904	1,386,497
Other	127,735	24,756
	5,472,658	3,724,190
Over time
Railroad transportation services	2,111,483	759,107
Port elevation	94,880	26,244
Construction revenue	205,769	179,282
Services rendered	35,789	31,059
	2,447,921	995,692

Elimination	(15,692)	(4,083)

Total of net sales	7,904,887	4,715,799

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021 (Restated) (i)
Raw materials	—	—	(1,298,725)	(1,013,029)
Commodity cost (natural gas)	—	—	(2,828,713)	(1,203,636)
Electricity purchased for resale	—	—	(63,242)	(218,703)
Transportation and elevation expenses	—	—	(644,603)	(196,181)
Natural gas transport cost	—	—	(22,130)	(216,160)
Other transport	—	—	(28,866)	(40,618)
Depreciation and amortization	(3,690)	(2,474)	(754,862)	(311,311)
Personnel expenses	(44,216)	(17,429)	(496,214)	(252,519)
Construction cost	—	—	(205,769)	(179,282)
Expenses with third-party services	(4,709)	(9,798)	(192,242)	(110,857)
Selling expenses	—	—	(8,372)	(4,113)
Other	(12,577)	(17,636)	(207,713)	(145,721)
	(65,192)	(47,337)	(6,751,451)	(3,892,130)

Cost of sales	—	—	(6,189,236)	(3,506,146)
Selling expenses	—	—	(176,389)	(158,655)
General and administrative expenses	(65,192)	(47,337)	(385,826)	(227,329)
	(65,192)	(47,337)	(6,751,451)	(3,892,130)

(i)    As detailed restated in the Note 3.1.

20 Other income (expenses), net

	Parent company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Tax extemporary credits (i)	—	—	28,771	—
Gain (loss) on disposal of fixed assets and intangibles	—	—	(9,272)	316
Legal proceedings provision, receivables and tax installments	(13,973)	(24,013)	(93,837)	(35,459)
Revenue from scrap / eventual sales	5,889	1,240	22,163	11,375
Other	(20,527)	(2,267)	(48,541)	(5,158)
	(28,611)	(25,040)	(100,716)	(28,926)

(i)    Extemporaneous credit for the exclusion of ICMS from the PIS and COFINS base, see note 6.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

21 Finance results

Details of finance income and costs are as follows:

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Cost of gross debt
Interest on debt	(191,004)	(47,266)	(1,061,338)	(440,964)
Monetary and exchange rate variation	638,437	(125,730)	2,875,738	(1,029,497)
Derivatives and fair value measurement	(1,756,776)	477,239	(2,415,575)	1,064,956
Amortization of borrowing costs	(2,612)	(756)	(147,706)	(50,419)
Guarantees and warranties	—	—	(12,574)	(8,643)
	(1,311,955)	303,487	(761,455)	(464,567)

Income from financial investment and exchange rate in cash and cash equivalents	38,593	8,236	370,630	92,757
	38,593	8,236	370,630	92,757

Cost of debt, net	(1,273,362)	311,723	(390,825)	(371,810)

Other charges and monetary variations
Interest on other receivables	10,697	8,158	80,563	84,149
Monetary variation of other financial assets	(406)	(42,709)	(15,356)	(42,709)
Interest on other payables	-	(4,143)	(83,780)	(22,976)
Interest on lease liabilities	(1,012)	(841)	(80,874)	(76,732)
Interest on shareholders' equity	(1,282)	19,221	(1,282)	—
Interest on contingencies and contracts	(6,930)	(7,299)	(90,032)	(39,005)
Bank charges and other	(8,744)	(3,237)	10,974	(6,786)
Exchange variation and non-debt derivatives	1,089,840	(586,181)	48,648	93,958
	1,082,163	(617,031)	(131,139)	(10,101)

Finance results, net	(191,199)	(305,308)	(521,964)	(381,911)

Reconciliation
Finance expense	(309,687)	(202,357)	(734,188)	(171,818)
Finance income	50,012	36,325	579,076	191,152
Foreign exchange, net	1,582,295	(729,972)	2,754,031	(991,459)
Derivatives	(1,513,819)	590,696	(3,120,883)	590,214
Finance results, net	(191,199)	(305,308)	(521,964)	(381,911)

87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

22 Post-employment benefits

	Consolidated
	March 31, 2022	December 31, 2021
Defined contribution
Futura II	278	190

Defined benefit
Futura	178,452	198,761
Health Plan	474,171	470,524
	652,623	669,285

	652,901	669,475

23 Share-based payment

The Company and its subsidiaries have Share-Based Compensation Plans that are settled in shares and cash. On 31 March 2022, the Group has the following share-based payment arrangements:

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
April 27, 2017	Cosan S.A.	5	1,096,000	(954,028)	141,972	9.25
July 31, 2017	Cosan S.A.	5	1,192,428	(396,848)	795,580	8.06
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
July 31, 2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
September 10, 2021 - Invest II	Cosan S.A.	4	5,283,275	(660,410)	4,622,865	22.24
October 11, 2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
			9,946,886	(2,145,646)	7,801,240

August 1, 2018	Comgás	5	96,787	(17,761)	79,026	59.66
July 31, 2019	Comgás	5	83,683	(14,794)	68,889	79.00
			180,470	(32,555)	147,915

September 01, 2017	Rumo S.A.	5	870,900	(306,250)	564,650	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(379,237)	770,307	13.94
August 15, 2019	Rumo S.A.	5	843,152	(201,322)	641,830	22.17
November 11, 2020	Rumo S.A.	5	776,142	(140,998)	635,144	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(414,702)	1,066,298	20.85
September 15, 2021	Rumo S.A.	3	1,560,393	(42,388)	1,518,005	18.20
			6,681,131	(1,484,897)	5,196,234
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2020	Moove	5	106,952	—	106,952	13.36
July 31, 2021	Moove	3	80,729	—	80,729	8.29
August 1st, 2021	TRSP	3	35,566	—	35,566	24.01
August 1st, 2021	Compass Comercialização	2	33,345	—	33,345	24.01
August 1st, 2021	Compass Gás e Energia	2	28,152	—	28,152	24.01
August 1st, 2021	Compass Gás e Energia	3	151,535	—	151,535	24.01
November 1st, 2021	Compass Gás e Energia	3	1,558,939	—	1,558,939	24.01
November 1st, 2021	Comgás	3	182,133	—	182,133	24.01
			2,310,021	—	2,310,021

Total			19,118,508	(3,663,098)	15,455,410

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At December 31, 2021	15,592,511
Granted	98,488
Vested	(235,589)
At March 31, 2022	15,455,410

b)     Measurement of fair values

The weighted average fair value of the programs granted on March 31, 2022 and December 31, 2021 principal assumptions used in applying the Black-Scholes model were as follows:

	Share-based payment plan
	Cosan S.A.		Compass		Comgás		Rumo
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Key assumptions:
Share price at grant date	23.20	23.20	24.01	27.27	79.00	78.58	18.20	18.20
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	6.94%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.81%	41.03%	26.51%

c)      Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the periods ended March 31, 2022 and 2021 were R$25,734 and R$6,177, respectively.

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

24 Subsequent events

AGO's deliberations

On April 29, 2022, the following was approved at the Annual General Meeting: (i) Approval of the management accounts, the management report and the Company's financial statements, accompanied by the report of the independent auditors, the opinion of the Fiscal Council and the opinion of the Statutory Audit Committee for the fiscal year ended December 31, 2021; (ii) Approval of the management's proposal for the allocation of the Company's results for the fiscal year ended December 31, 2021; (iii) Installation of the Company's Fiscal Council; (iv) Establishment of the number of members of the Company's Fiscal Council; (v) Election of the effective and alternate members of the Company's Fiscal Council; and (iv) Establishment of the annual global compensation of the managers and members of the Fiscal Council, if installed, for the fiscal year of 2022.

As a result of the resolutions:

• Distribution of dividends

The distribution of minimum mandatory and additional dividends in the total amount of R$1,454,264.

• Legal reserve

For the constitution of a legal reserve, the amount of R$ 45,736 corresponding to 5% (five percent) of the net income for the year, in accordance with the terms of article 193 of the Brazilian Corporation Law;

• Statutory reserve

And the remaining portion related to the fiscal year ended December 31, 2021 will be allocated to the Company's Special Reserve in the amount of R$4,317,056, as provided for in article 33, item (iv) of the Company's By-laws.

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Extraordinary Shareholders’ Meeting

On April 29, 2022, the Extraordinary Shareholders' Meeting approved the increase in the Company's share capital, for R$2,036,691 and the increase in the Company's authorized capital to up to R$9,000,000.

Share Purchase agreement of our subsidiary Trizy

On January 26, 2022, we entered into a share purchase agreement governed by Brazilian law, with Nstech S.A. (“Nstech”), regulating the investment of Nstech in Trizy, one of our subsidiaries. The Company will remain as controlling shareholders of Trizy. The Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE” approved the transaction on March 18, 2022. On April 08, 2022, was completed the subscription of R$40,000 (R$20,000 paid on that date and R$20,000 to be paid in until one year after the closing) representing 20% of Trizy’s share capital.

Conclusion of the Acquisition of the Lubricants Business by Raízen

On May 2, 2022, Raízen concluded the total acquisition of the lubrificants business of Shell Brasil Petróleo Ltda.

Cosan’s fourth debenture issuance

On May 6, 2022, Cosan issued debentures in an aggregate principal amount of R$1,500,000 divided into two tranches. The first tranche is in an aggregate principal amount of R$400,000, accrues interest at a rate equal to the CDI plus 1.50% and matures in May 2028, with the principal being due at maturity. The second tranche is in an aggregate principal amount of R$1,100,000, accrues interest at a rate equal to the CDI plus 1.90% and matures in May 2032, with the principal being due in the eighth, ninth and tenth years of the term.

New share buyback program

On May 9, 2022, the Company approved a new share buyback program pursuant to which up to 110,000,000 common shares of Cosan S.A, representing 9.39% of the total shares available on the market, with the deadline until November 9, 2023. The shares repurchased may be used to meet our obligations from potential exercises of our equity-based compensation plans, and may also be held in treasury, disposed of or cancelled in accordance with applicable law.

92

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer